FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica -2021 AGM Results	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Annual General Shareholders’ Meeting of Telefónica, S.A. held at second call today, April 23, 2021, with the attendance, present or represented, of shareholders holding shares representing 56.89% of the share capital of the Company, has approved, by a large majority, all the resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting.

The full text of these resolutions is attached to this report.

Madrid, April 23, 2021

ORDINARY GENERAL SHAREHOLDERS’ MEETING OF TELEFÓNICA S.A. - 2021 - PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING April 22/23, 2021

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 2 of 72 Proposal regarding Item I on the Agenda: Individual and consolidated Annual Accounts, consolidated non-financial information and management of the Board of Directors of Telefónica, S.A. during fiscal year 2020. I.1 Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2020. To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the fiscal year ended on December 31, 2020, as finalized by the Board of Directors at its meeting of February 24, 2021. In the Individual Annual Accounts, the Balance Sheet as of December 31, 2020 discloses assets total, liabilities total and shareholders’ equity in the amount of 82,235 million euros each, and the Income Statement as of the end of the fiscal year shows a negative result of 1,685 million euros. In the Consolidated Financial Statements (Consolidated Annual Accounts), the Statement of Financial Condition as of December 31, 2020 discloses assets total, liabilities total, and shareholders’ equity in the amount of 105,051 million euros each, and the Income Statement as of the end of the fiscal year shows a profit attributable to the shareholders of the controlling Company in the amount of 1,582 million euros. I.2 Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2020 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year. To approve the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2020 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year. I.3 Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2020. To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2020. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 3 of 72 Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2020. To approve the following Proposed Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2020: To offset the negative result obtained by Telefónica, S.A. in fiscal year 2020, in the amount of 1,685,240,594.81 euros, against Voluntary Reserves. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 4 of 72 Proposal regarding Item III on the Agenda: Re-election of the Statutory Auditor for fiscal year 2021. Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting: To re-elect PricewaterhouseCoopers Auditores S.L, with registered office at Madrid, Torre PWC, Paseo de la Castellana 259 B and Tax Identification Code (C.I.F.) B-79031290 as Auditor of Telefónica, S.A. and its Consolidated Group of Companies, for fiscal year 2021. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 5 of 72 Proposal regarding Item IV on the Agenda: Re-election, ratification and appointment of Directors, if applicable. IV.1. To re-elect Mr. José María Álvarez-Pallete López as Director for the bylaw- mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of executive Director. IV.2. To re-elect Ms. Carmen García de Andrés as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director. IV.3. To re-elect Mr. Ignacio Moreno Martínez for the bylaw-mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of proprietary Director. IV.4. To re-elect Mr. Francisco José Riberas Mera as Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of independent Director. In addition, a proposal will be made to the shareholders at the General Shareholders’ Meeting to ratify the interim appointments of Director, if applicable, made by the Board of Directors from the call to General Shareholders’ Meeting to the time immediately prior to the holding of the meeting. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 6 of 72 Proposal regarding Item V on the Agenda: Reduction of share capital through the cancellation of own shares, excluding the right of creditors to object, amending the text of Article 6 of the By-Laws relating to share capital. A) To reduce the share capital of Telefónica, S.A. (“Telefónica” or the “Company”) by the amount of 82,896,466 euros, by means of the cancellation of 82,896,466 own shares of the Company currently held as treasury stock (representing, approximately, 1.5 % of the Company's current share capital). The reduction in share capital will not entail a return of contributions to the shareholders, since the Company itself is the owner of the shares which, where appropriate, will be cancelled and will be made with a charge to unrestricted reserves, by means of the funding of a reserve for cancelled share capital in an amount equal to the par value of the cancelled shares (i.e. in the amount of 82,896,466 euros), which may only be used in compliance with the same requirements as those established for the reduction of share capital, by application of the provisions of section 335. c) of the Companies Act (Ley de Sociedades de Capital). Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction mentioned in section 334 of the Companies Act in connection with the approved reduction in share capital. It is hereby stated for the record, in order to comply with the provisions of section 411.1 of the Companies Act, that the consent of the bondholders’ syndicate for the outstanding issues of debentures and bonds is not required, since the approved capital reduction does not reduce the original ratio between the sum of capital plus reserves and the amount of the debentures pending repayment. The capital reduction must be implemented within one year from the adoption of this resolution. B) To authorize the Board of Directors so that, within a period of one year from the adoption of this resolution, it may determine those points that have not been expressly established in this resolution or that are a result thereof, and to adopt the resolutions, take the actions and execute the public or private documents that may be necessary or appropriate for the full execution of the agreed share capital reduction, including, by way of example, the publication of the legally required notices and the making of the appropriate applications and the giving of the appropriate notices to delist the cancelled shares from the stock exchange. The delegation includes the power to redraft article 6 of the By-Laws, relating to share capital. The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors, the powers referred in this resolution, without prejudice to the powers that may be granted to any person for specific acts of execution. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 7 of 72 Proposal regarding Item VI on the Agenda: Shareholder compensation via scrip dividends. VI.1.- First scrip dividend resolution. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, and with a provision for incomplete allocation. Offer to the shareholders to purchase their free allotment rights at a guaranteed price. 1.- Capital increase with a charge to reserves Approval of an increase in share capital in the amount resulting from multiplying (a) the par value of one euro per share of Telefónica, S.A. (“Telefónica” or the “Company”) by (b) the number of new shares of the Company to be determined using the formula indicated under section 2 below. The capital increase will be carried out by means of the issuance and flotation of new ordinary shares, having a par value of one euro each, of the same class and series as those that are currently outstanding, represented by book entries. The capital increase will be carried out in its entirety with a charge to one of the reserves provided for in section 303.1 of the Companies Act (Ley de Sociedades de Capital). The new shares will be issued at par, i.e., at their nominal value of one euro, without a share premium, and will be allotted without charge to those shareholders who exercise their free allotment rights. Pursuant to the provisions of section 311 of the Companies Act, provision is made for the possibility of an incomplete allotment of the capital increase in the event that the Company, a company within its Group or a third party waives part or all of the free allotment rights to which they are entitled at the time of implementation of the increase. In the event of such incomplete allotment, the share capital will be increased by the corresponding amount. 2.- New shares to be issued The maximum number of new shares to be issued will be the number resulting from the application of the following formula, rounded down to the nearest whole number: NNS = TNShrs / Number of rights Where: “NNS” is the maximum number of new shares to be issued; “TNShrs” is the number of shares of the Company on the date it is resolved to implement the capital increase; and “Number of rights” is the number of free allotment rights required for the allotment of one new share, which will be the number resulting from applying the following formula, rounded up to the nearest whole number:

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 8 of 72 Number of rights = [TNShrs x ListPri] / Reference Amount Where: “Reference Amount” will be the market reference value of the capital increase, which will be the result of applying the following formula: Reference Amount = TNShrs x 0.20 x ListPri / (ListPri - 0.20), which may not exceed the sum of 1,250,000,000 euros. “ListPri” is the arithmetic mean of the average weighted prices of the shares of the Company on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español) during the 5 trading sessions closed prior to the resolution of the Board of Directors to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one- thousandth. In any case, ListPri may not be less than the par value of the shares of Telefónica, such that if the result of such calculation is less, ListPri will be equal to one euro. The maximum number of new shares to be issued thus calculated will be subject to the corresponding rounding to obtain a whole number of shares (by rounding the result down to the nearest whole number) and a rights-to-shares conversion ratio that is also whole (by rounding the result up to the nearest whole number). Additionally, and for the same purposes, the Company (or any entity within its group that holds shares of the Company) will waive the free allotment rights corresponding thereto as provided in section 3 below. 3.- Free allotment rights Each share of the Company will grant one free allotment right. The number of free allotment rights required to receive one new share will be automatically determined according to the ratio existing between the maximum number of shares to be issued (NNS) and the number of shares of the Company at the date it is resolved to carry out the capital increase (TNShrs), calculated in accordance with the formula set forth in section 2 above. Specifically, the shareholders will be entitled to receive one new share for in the corresponding proportion for as many free allotment rights, determined as provided in section 2 above (Number of rights), as they hold. In the event that the number of free allotment rights required for the allotment of one new share (Number of rights) multiplied by the maximum number of new shares to be issued (NNS) results in a number that is lower than the number of shares of the Company on the date it is resolved to carry out the capital increase (TNShrs), the Company (or any entity within its Group that holds shares of the Company) will waive a number of free allotment rights equal to the difference between both figures, solely for the purpose of the number of new shares being a whole number and not a fraction. The free allotment rights will be allotted to the shareholders who appear as being entitled thereto in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) on the relevant date in

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 9 of 72 accordance with applicable rules governing the clearing and settlement of securities. The free allotment rights will be transferable on the same conditions as the shares from which they derive. The free allotment rights may be traded on the Spanish continuous market during the term determined by the Board of Directors, subject to a minimum of fifteen calendar days (unless the applicable regulations provide for a different minimum period, in which case the period determined by the Board of Directors may not be less than such minimum period). Sufficient free allotment rights in the proportion required to subscribe for new shares may be acquired on the market during said trading period. Once the period for trading the free allotment rights has ended, the new shares that it has not been possible to allot will be held on deposit for those who provide evidence that they are the lawful holders of the corresponding free allotment rights. Upon the passage of three years from the end of the aforementioned period for trading the free allotment rights, the new shares that are still pending allotment may be sold, for the account and risk of the interested parties, in accordance with the provisions of section 117 of the Companies Act. The net proceeds from such sale will be kept available for the interested parties as provided for by applicable law. 4.- Irrevocable undertaking to purchase the free allotment rights The Company, or such company of its group as may be determined, will assume an irrevocable undertaking to purchase the free allotment rights at the price set forth below, exclusively in favor of the shareholders who were originally allotted the rights and solely in relation to the initially allotted rights, and the purchase undertaking may not be enforced with respect to free allotment rights that are acquired on or outside of the market. The purchase undertaking will be effective during such term as is established by the Board of Directors, within the period for trading the rights. For such purpose, the Company, or the corresponding company of its group, is authorized to acquire such free allotment rights (as well as the shares corresponding thereto) up to the maximum limit of the total number of rights issued, subject to compliance with legal limitations in all cases. The purchase price of each free allotment right under the purchase undertaking (Purchase Price) will be equal to the amount resulting from the following formula, rounded to the nearest one-thousandth of a euro, and in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth of a euro: Purchase Price = ListPri / (Number of rights + 1) By decision of the Board of Directors, the Company may acquire the free allotment rights as a result of the purchase undertaking in part or in full, with a charge to results for the fiscal year or one of the reserves provided for in section 303.1 of the Companies Act. Provision is made for the Company to waive the exercise of the free allotment rights acquired pursuant to the aforementioned purchase undertaking, such that the share capital will be increased only by the amount corresponding to the free allotment rights that have not been waived.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 10 of 72 5.- Balance sheet for the transaction and reserve to which the increase will be charged The balance sheet used as the basis for the transaction is the balance sheet as of December 31, 2020, duly audited and approved by the shareholders at this General Shareholders’ Meeting. As noted above, the capital increase will be made in its entirety with a charge to one of the reserves provided for in section 303.1 of the Companies Act. When implementing the increase, the Board of Directors will determine the reserve or reserves to be used and the amount thereof in accordance with the balance sheet used as the basis for the transaction. 6.- Representation and rights of the new shares The new shares that are issued will be represented by book entries, the book-entry registration of which is entrusted to Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares that are issued will give their holders the same rights as the currently outstanding ordinary shares of the Company as from the date on which the increase is declared to be subscribed and paid up. 7.- Application for admission to official trading An application will be made for admission of the new shares issued to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market), by taking such steps and actions as are necessary or appropriate and submitting the required documents to the competent bodies of the foreign Stock Exchanges on which the shares of the Company are listed (currently, through ADSs and ADRs, in New York and Lima) in order for the new shares that are issued to be admitted to trading. It is expressly stated for the record that the Company submits to the Stock Exchange rules that may now or hereafter exist, and especially regarding trading, continued listing on and delisting from official markets. It is expressly stated for the record and for appropriate legal purposes that in the event of a subsequent request for delisting of the Company’s shares, such delisting will be carried out with such formalities as apply thereto and, in such event, the interests of the shareholders opposing or not voting on the resolution to delist will be safeguarded, in compliance with the requirements set out in applicable legal provisions. 8.- Implementation of the increase Within a period of one year from the date of this resolution, the Board of Directors may resolve, if it so deems appropriate, to implement the increase and set the date of implementation and terms and conditions thereof to the extent not provided for in this resolution.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 11 of 72 If the Board of Directors does not consider it advisable to implement the increase from the perspective of the corporate interest in view of the conditions affecting the market or the Company or those arising from any circumstance or event of social or economic significance to the Company, it may refrain from implementing such increase and must report such decision to the shareholders at the next General Shareholders’ Meeting. At the end of the period for trading the free allotment rights: (a) The new shares will be allotted to the holders of free allotment rights, according to the records of IBERCLEAR and its participating entities, in the required proportion resulting from section 3 above. (b) The Board of Directors will close the period for trading the free allotment rights and will record the application of an amount of reserves equal to the capital increase, with the increase thus being fully paid up. Additionally, at the end of the period for trading the free allotment rights, the Board of Directors will adopt the resolutions required to amend the By-Laws in order to reflect the new amount of share capital and the new number of shares resulting from the capital increase and to apply for admission of the new shares that are issued to trading on the Spanish Stock Exchanges, as well as on any other stock exchanges or markets where the Company’s shares are listed. 9.- Delegation of powers for implementation of the increase Pursuant to the provisions of section 297.1.a) of the Companies Act and within a period of one year as from the date of approval of this resolution, the Board of Directors (with express powers of sub-delegation) is empowered to implement the capital increase, setting the date out of implementation and the terms and conditions thereof to the extent not provided for in this resolution. By way of example and without limitation, the following powers are delegated to the Board of Directors, with express powers of sub-delegation, to execute and implement the capital increase: (i) To set the date on which the capital increase is to be carried out, which in all cases will be within a period of one year from the approval of this resolution, and to determine the specific implementation schedule as well as the reserves from among those provided for in section 303.1 of the Companies Act with a charge to which such increase will be implemented. (ii) To determine the amount of the capital increase, the number of new shares, the Reference Amount within the limit set forth in section 2 above and the number of free allotment rights required for the allotment of a new share, all in accordance with the provisions in the foregoing sections of this resolution. (iii) To establish the duration of the period for trading the free allotment rights, subject to a minimum of fifteen calendar days (unless the applicable regulations provide for a different minimum period, in which case the period for trading the free allotment rights may not be less than such minimum period), as well as to determine such

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 12 of 72 other date, term or period as is required or appropriate to carry out the capital increase. (iv) To set, within the period that is established for trading the free allotment rights, the term during which the undertaking to purchase the free allotment rights will be effective and may be exercised, on the aforementioned terms and setting the terms and conditions thereof to the extent not provided for in this resolution. (v) To set the period during which the purchase undertaking will be in effect and to comply therewith, paying the corresponding sums to the holders of free allotment rights who have accepted said undertaking. (vi) To waive such number of free allotment rights as is necessary to adjust the proportion of allotment of new shares to the free allotment rights that are acquired pursuant to the purchase undertaking and to any other free allotment rights that it is necessary or appropriate to waive. (vii) To waive the free allotment rights that are acquired in the exercise of the purchase undertaking and, thus, the new shares corresponding to such rights. (viii) To declare the capital increase implemented and closed after the end of the period for trading the free allotment rights, determining incomplete subscription where applicable and executing such public and private documents as are necessary or appropriate to implement the capital increase in part or in full, amending the text of article 6 of the By-Laws relating to share capital. (ix) To draw up, execute and submit all necessary or appropriate documentation and to take all necessary or appropriate actions in order for the new shares to be included in the book-entry records of IBERCLEAR and admitted to listing on the Spanish and foreign Stock Exchanges on which the Company’s shares are listed, in accordance with the procedures established at each of such Stock Exchanges, assuming responsibility for the content of said documentation, as well as to draw up, execute and submit such additional, supplementary or complementary information or documentation as is required or appropriate, with the power to request the verification and registration thereof. (x) To carry out any action or step or make any declaration vis-à-vis the National Securities Market Commission (Comisión Nacional del Mercado de Valores), the Exchange Management Companies (Sociedades Rectoras de las Bolsas), the Spanish Stock Exchange Company (Sociedad de Bolsas), IBERCLEAR and any other public or private body, entity or registry, whether Spanish or foreign, to secure the authorization, verification and implementation of the issuance whenever necessary or appropriate, as well as the admission to trading of the new shares and the free allotment rights. (xi) To draw up and publish such notices as are necessary or appropriate for such purpose. (xii) To draw up, sign, execute and, if applicable, certify any kind of document relating to the capital increase, including but not limited to such public and private documents

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 13 of 72 as are required. (xiii) To carry out the necessary or appropriate actions and establish the necessary or appropriate mechanisms and processes for compliance with all tax obligations arising from the implementation of the scrip dividend resolution, including any withholdings and/or payments on account (in cash or in kind) that are required by law at any time. (xiv) To take all such actions as are necessary or appropriate to implement and formalize the capital increase with any public or private entities or agencies, whether Spanish or foreign, including acts for purposes of representation or supplementation or to cure defects or omissions that might prevent or hinder the full effectiveness of the foregoing resolutions. The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers to which this resolution refers, all without prejudice to the powers that may be granted to any person for specific acts of execution. V.2.- Second scrip dividend resolution. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, and with provision for incomplete allocation. Offer to the shareholders to purchase their free allotment rights at a guaranteed price. 1.- Capital increase with a charge to reserves Approval of an increase in share capital in the amount resulting from multiplying (a) the par value of one euro per share of Telefónica, S.A. (“Telefónica” or the “Company”) by (b) the number of new shares of the Company to be determined using the formula indicated under section 2 below. The capital increase will be carried out by means of the issuance and flotation of new ordinary shares, having a par value of one euro each, of the same class and series as those that are currently outstanding, represented by book entries. The capital increase will be carried out in its entirety with a charge to one of the reserves provided for in section 303.1 of the Companies Act (Ley de Sociedades de Capital). The new shares will be issued at par, i.e., at their nominal value of one euro, without a share premium, and will be allotted without charge to those shareholders who exercise their free allotment rights. Pursuant to the provisions of section 311 of the Companies Act, provision is made for the possibility of an incomplete allotment of the capital increase in the event that the Company, a company within its Group or a third party waives part or all of the free allotment rights to which they are entitled at the time of implementation of the increase. In the event of such incomplete allotment, the share capital will be increased by the corresponding amount.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 14 of 72 2.- New shares to be issued The maximum number of new shares to be issued will be the number resulting from the application of the following formula, rounded down to the nearest whole number: NNS = TNShrs / Number of rights Where: “NNS” is the maximum number of new shares to be issued; “TNShrs” is the number of shares of the Company on the date it is resolved to implement the capital increase; and “Number of rights” is the number of free allotment rights required for the allotment of one new share, which will be the number resulting from applying the following formula, rounded up to the nearest whole number: Number of rights = [TNShrs x ListPri] / Reference Amount Where: “Reference Amount” will be the market reference value of the capital increase, which will be the result of applying the following formula: Reference Amount = TNShrs x 0.15 x ListPri / (ListPri - 0.15) which may not exceed the sum of 1,000,000,000 euros. “ListPri” is the arithmetic mean of the average weighted prices of the shares of the Company on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español) during the 5 trading sessions closed prior to the resolution of the Board of Directors to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one- thousandth. In any case, ListPri may not be less than the par value of the shares of Telefónica, such that if the result of such calculation is less, ListPri will be equal to one euro. The maximum number of new shares to be issued thus calculated will be subject to the corresponding rounding to obtain a whole number of shares (by rounding the result down to the nearest whole number) and a rights-to-shares conversion ratio that is also whole (by rounding the result up to the nearest whole number). Additionally, and for the same purposes, the Company (or any entity within its group that holds shares of the Company) will waive the free allotment rights corresponding thereto as provided in section 3 below. 3.- Free allotment rights Each share of the Company will grant one free allotment right.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 15 of 72 The number of free allotment rights required to receive one new share will be automatically determined according to the ratio existing between the maximum number of shares to be issued (NNS) and the number of shares of the Company at the date it is resolved to carry out the capital increase (TNShrs), calculated in accordance with the formula set forth in section 2 above. Specifically, the shareholders will be entitled to receive one new share in the corresponding proportion for as many free allotment rights, determined as provided in section 2 above (Number of rights), as they hold. In the event that the number of free allotment rights required for the allotment of one new share (Number of rights) multiplied by the maximum number of new shares to be issued (NNS) results in a number that is lower than the number of shares of the Company on the date it is resolved to carry out the capital increase (TNShrs), the Company (or any entity within its Group that holds shares of the Company) will waive a number of free allotment rights equal to the difference between both figures, solely for the purpose of the number of new shares being a whole number and not a fraction. The free allotment rights will be allotted to the shareholders who appear as being entitled thereto in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) on the relevant date in accordance with applicable rules governing the clearing and settlement of securities. The free allotment rights will be transferable on the same conditions as the shares from which they derive. The free allotment rights may be traded on the Spanish continuous market during the term determined by the Board of Directors, subject to a minimum of fifteen calendar days (unless the applicable regulations provide for a different minimum period, in which case the period determined by the Board of Directors may not be less than such minimum period). Sufficient free allotment rights in the proportion required to subscribe for new shares may be acquired on the market during said trading period. Once the period for trading the free allotment rights has ended, the new shares that it has not been possible to allot will be held on deposit for those who provide evidence that they are the lawful holders of the corresponding free allotment rights. Upon the passage of three years from the end of the aforementioned period for trading the free allotment rights, the new shares that are still pending allotment may be sold, for the account and risk of the interested parties, in accordance with the provisions of section 117 of the Companies Act. The net proceeds from such sale will be kept available for the interested parties as provided for by applicable law. 4.- Irrevocable undertaking to purchase the free allotment rights The Company, or such company of its group as may be determined, will assume an irrevocable undertaking to purchase the free allotment rights at the price set forth below, exclusively in favor of the shareholders who were originally allotted the rights and solely in relation to the initially allotted rights, and the purchase undertaking may not be enforced with respect to free allotment rights that are acquired on or outside of the market. The purchase undertaking will be effective during such term as is established by the Board of Directors, within the period for trading the rights. For such purpose, the Company, or the corresponding company of its group, is authorized to acquire such free allotment rights (as

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 16 of 72 well as the shares corresponding thereto) up to the maximum limit of the total number of rights issued, subject to compliance with legal limitations in all cases. The purchase price of each free allotment right under the purchase undertaking (Purchase Price) will be equal to the amount resulting from the following formula, rounded to the nearest one-thousandth of a euro, and in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth of a euro: Purchase Price = ListPri / (Number of rights + 1) By decision of the Board of Directors, the Company may acquire the free allotment rights as a result of the purchase undertaking in part or in full, with a charge to results for the fiscal year or one of the reserves provided for in section 303.1 of the Companies Act. Provision is made for the Company to waive the exercise of the free allotment rights acquired pursuant to the aforementioned purchase undertaking, such that the share capital will be increased only by the amount corresponding to the free allotment rights that have not been waived. 5.- Balance sheet for the transaction and reserve to which the increase will be charged The balance sheet used as the basis for the transaction is the balance sheet as of December 31, 2020, duly audited and approved by the shareholders at this General Shareholders’ Meeting. As noted above, the capital increase will be made in its entirety with a charge to one of the reserves provided for in section 303.1 of the Companies Act. When implementing the increase, the Board of Directors will determine the reserve or reserves to be used and the amount thereof in accordance with the balance sheet used as the basis for the transaction. 6.- Representation and rights of the new shares The new shares that are issued will be represented by book entries, the book-entry registration of which is entrusted to Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares that are issued will give their holders the same rights as the currently outstanding ordinary shares of the Company as from the date on which the increase is declared to be subscribed and paid up. 7.- Application for admission to official trading An application will be made for admission of the new shares issued to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market), by taking such steps and actions as are necessary or appropriate and submitting the required documents to the competent bodies of the foreign Stock Exchanges on which the shares of the Company are listed (currently, through ADSs in New York and Lima) in order for the new

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 17 of 72 shares that are issued to be admitted to trading. It is expressly stated for the record that the Company submits to the Stock Exchange rules that may now or hereafter exist, and especially regarding trading, continued listing on and delisting from official markets. It is expressly stated for the record and for appropriate legal purposes that in the event of a subsequent request for delisting of the Company’s shares, such delisting will be carried out with such formalities as apply thereto and, in such event, the interests of the shareholders opposing or not voting on the resolution to delist will be safeguarded, in compliance with the requirements set out in applicable legal provisions. 8.- Implementation of the increase Within a period of one year from the date of this resolution, the Board of Directors may resolve, if it so deems appropriate, to implement the increase and set the date of implementation and terms and conditions thereof to the extent not provided for in this resolution. If the Board of Directors does not consider it advisable to implement the increase from the perspective of the corporate interest in view of the conditions affecting the market or the Company or those arising from any circumstance or event of social or economic significance to the Company, it may refrain from implementing such increase and must report such decision to the shareholders at the next General Shareholders’ Meeting. At the end of the period for trading the free allotment rights: (a) The new shares will be allotted to the holders of free allotment rights, according to the records of IBERCLEAR and its participating entities, in the required proportion resulting from section 3 above. (b) The Board of Directors will close the period for trading the free allotment rights and will record the application of an amount of reserves equal to the capital increase, with the increase thus being fully paid up. Additionally, at the end of the period for trading the free allotment rights, the Board of Directors will adopt the resolutions required to amend the By-Laws in order to reflect the new amount of share capital and the new number of shares resulting from the capital increase and to apply for admission of the new shares that are issued to trading on the Spanish Stock Exchanges, as well as on any other stock exchanges or markets where the Company’s shares are listed. 9.- Delegation of powers for implementation of the increase Pursuant to the provisions of section 297.1.a) of the Companies Act and within a period of one year as from the date of approval of this resolution, the Board of Directors (with express powers of sub-delegation) is empowered to implement the capital increase, setting the date out of implementation and the terms and conditions thereof to the extent not provided for in this resolution.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 18 of 72 By way of example and without limitation, the following powers are delegated to the Board of Directors, with express powers of sub-delegation, to execute and implement the capital increase: (i) To set the date on which the capital increase is to be carried out, which in all cases will be within a period of one year as from the approval of this resolution, and to determine the specific implementation schedule as well as the reserves from among those provided for in section 303.1 of the Companies Act with a charge to which such increase will be implemented. (ii) To determine the amount of the capital increase, the number of new shares, the Reference Amount within the limit set forth in section 2 above and the number of free allotment rights required for the allotment of a new share, all in accordance with the provisions in the foregoing sections of this resolution. (iii) To establish the duration of the period for trading the free allotment rights, subject to a minimum of fifteen calendar days (unless the applicable regulations provide for a different minimum period, in which case the period for trading the free allotment rights may not be less than such minimum period), as well as to determine such other date, term or period as is required or appropriate to carry out the capital increase. (iv) To set, within the period that is established for trading the free allotment rights, the term during which the undertaking to purchase the free allotment rights will be effective and may be exercised, on the aforementioned terms and setting the terms and conditions thereof to the extent not provided for in this resolution. (v) To set the period during which the purchase undertaking will be in effect and to comply therewith, paying the corresponding sums to the holders of free allotment rights who have accepted said undertaking. (vi) To waive such number of free allotment rights as is necessary to adjust the proportion of allotment of new shares to the free allotment rights that are acquired pursuant to the purchase undertaking and to any other free allotment rights that it is necessary or appropriate to waive. (vii) To waive the free allotment rights that are acquired in the exercise of the purchase undertaking and, thus, the new shares corresponding to such rights. (viii) To declare the capital increase implemented and closed after the end of the period for trading the free allotment rights, determining incomplete subscription where applicable and executing such public and private documents as are necessary or appropriate to implement the capital increase in part or in full, amending the text of article 6 of the By-Laws relating to share capital. (ix) To draw up, execute and submit all necessary or appropriate documentation and to take all necessary or appropriate actions in order for the new shares to be included in the book-entry records of IBERCLEAR and admitted to listing on the Spanish and foreign Stock Exchanges on which the Company’s shares are listed, in accordance with the procedures established at each of such Stock Exchanges, assuming

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 19 of 72 responsibility for the content of said documentation, as well as to draw up, execute and submit such additional, supplementary or complementary information or documentation as is required or appropriate, with the power to request the verification and registration thereof. (x) To carry out any action or step or make any declaration vis-à-vis the National Securities Market Commission (Comisión Nacional del Mercado de Valores), the Exchange Management Companies (Sociedades Rectoras de las Bolsas), the Spanish Stock Exchange Company (Sociedad de Bolsas), IBERCLEAR and any other public or private body, entity or registry, whether Spanish or foreign, to secure the authorization, verification and implementation of the issuance whenever necessary or appropriate, as well as the admission to trading of the new shares and the free allotment rights. (xi) To draw up and publish such notices as are necessary or appropriate for such purpose. (xii) To draw up, sign, execute and, if applicable, certify any kind of document relating to the capital increase, including but not limited to such public and private documents as are required. (xiii) To carry out the necessary or appropriate actions and establish the necessary or appropriate mechanisms and processes for compliance with all tax obligations arising from the implementation of the scrip dividend resolution, including any withholdings and/or payments on account (in cash or in kind) that are required by law at any time. (xiv) To take all such actions as are necessary or appropriate to implement and formalize the capital increase with any public or private entities or agencies, whether Spanish or foreign, including acts for purposes of representation or supplementation or to cure defects or omissions that might prevent or hinder the full effectiveness of the foregoing resolutions. The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers to which this resolution refers, all without prejudice to the powers that may be granted to any person for specific acts of execution. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 20 of 72 Proposal regarding Item VII on the Agenda: Amendment of the By-Laws. VII.1 Amendment of the By-Laws to enable the General Shareholders' Meeting to be held exclusively by telematic means: articles 17 (Call to the General Shareholders’ Meeting), 18 (Place and time of holding the General Shareholders' Meeting), 20 (Right of representation), 21 (Remote attendance by electronic or data transmission means), 22 (Shareholders' right to receive information), 24 (Deliberations and voting), 25 (Casting of votes from a distance prior to the General Shareholders’ Meeting) and 27 (Minutes of the General Shareholders’ Meeting and documentation of resolutions). Incorporate in articles 17 (Call to the General Shareholders’ Meeting), 18 (Place and time of holding the General Shareholders' Meeting), 20 (Right of representation), 21 (Remote attendance by electronic or data transmission means), 22 (Shareholders' right to receive information), 24 (Deliberations and voting), 25 (Casting of votes from a distance prior to the General Shareholders’ Meeting) and 27 (Minutes of the General Shareholders’ Meeting and documentation of resolutions) of the By-Laws the following amendments: a) To amend article 17 of the By-Laws, which shall henceforth read as follows: “Article 17.- Call and form of the General Shareholders' Meeting 1. The General Shareholders’ Meeting shall be called with the minimum advance notice required by law, through a notice published, at least: a) In the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain. b) On the website of the National Securities Market Commission. c) On the Company’s corporate website. The notice published on the Company's corporate website shall be continuously accessible at least until the date of the General Shareholders’ Meeting. The Board of Directors may also publish notices in other media, if it deems it appropriate to ensure the public and effective dissemination of the call to meeting. 2. The call notice shall contain all the statements required by law in each case and, in any event, shall set forth the date and time of the meeting upon first call and all the matters to be dealt with thereat, as well as the form of the meeting and, where appropriate, the place of the meeting. The notice may also set forth the date on which the General Shareholders’ Meeting shall, if applicable, be held upon second call. 3. The General Shareholders’ Meeting may be held (a) in person only, (b) in person with the possibility of remote attendance, by electronic or telematic means, or, (c) when permitted by law and for reasons that make it advisable, and under the conditions provided in the law, exclusively by telematic means.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 21 of 72 4. Except in the cases provided by law, General Shareholders’ Meetings may not deliberate on or discuss matters that are not included in the Agenda. 5. At Ordinary General Shareholders’ Meetings, shareholders representing at least 3% of the share capital may request the publication of a supplement to the call including one or more items in the Agenda, so long as such new items are accompanied by a rationale or, if applicable, by a well-founded proposal for a resolution. 6. In addition, shareholders representing at least 3% of the share capital may submit well-founded proposals for resolutions regarding items already included or that must be included in the Agenda for the General Shareholders’ Meeting called. 7. The rights provided for in the two preceding paragraphs must be exercised by means of duly authenticated notice that must be received at the Company's registered office within five days of the publication of the call to meeting. The supplement to the call to meeting and the proposals for resolutions must be published or disseminated in compliance with the legal requirements and advance notice provided by law.” b) To amend article 18 of the By-Laws, which shall henceforth read as follows: “Article 18.- Place and time of holding the General Shareholders' Meeting 1. The General Shareholders' Meeting shall be held, where appropriate, at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. 2. The General Shareholders’ Meeting held exclusively through telematic means shall be deemed to have been held at the registered office. 3. The shareholders at the General Shareholders’ Meeting may, whenever there is good reason, resolve to extend the General Shareholders’ Meeting for one or more consecutive days, at the proposal of the Chairman of the General Shareholders’ Meeting or of shareholders representing at least a quarter of the share capital attending. Regardless of the number of sessions, it shall be deemed that the General Shareholders’ Meeting is one single meeting, and a single set of Minutes shall be drawn up for all of the sessions. 4. The General Shareholders’ Meeting may also be temporarily adjourned in the cases and manner provided for in the Regulations for the General Shareholders' Meeting.” c) To amend article 20 of the By-Laws, which shall henceforth read as follows (without prejudice to the proposal made under item VII.2 to expressly regulate the possibility of granting proxies and casting votes prior to the General Shareholders’ Meeting by telephone):

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 22 of 72 “Article 20.- Right of representation 1. Every shareholder having the right to attend may be represented at the General Shareholders' Meeting by any other person, even if not a shareholder. For such purpose, the shareholder being represented shall comply with the requirements and formalities established under law. The proxy shall be granted in writing or electronically. The Chairman of and the Secretary for the General Shareholders' Meeting shall have the widest powers allowed by law to recognize the validity of the document evidencing proxy representation; they shall only deem invalid those documents that lack the minimum indispensable requirements, and so long as the lack thereof cannot be cured. 2. A proxy shall be granted specifically for each General Shareholders’ Meeting, unless the proxy-holder is the granting shareholder’s spouse, ascendant or descendant, or holds a general power of attorney granted in a public instrument with powers to manage all of the assets held by the shareholder granting the proxy in Spain. 3. A proxy is always revocable. Casting the vote remotely and attendance at the General Shareholders’ Meeting by the shareholder granting the proxy entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice. Without prejudice to the provisions of Section 187 of the Companies Act, a proxy must be granted pursuant to the provisions of Section 184.2 of such Act. 4. When a proxy is granted by means of long-distance communication, it shall only be deemed valid if it is carried out by postal delivery or correspondence or by electronic communication effected pursuant to the provisions of this section. A proxy shall be granted by postal delivery or correspondence by sending or delivering to the Company the duly completed and signed attendance and proxy-granting card or other written instrument that, in the opinion of the Board of Directors expressed in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder granting the proxy and that of the proxy-holder designated therein. A proxy shall be granted by electronic communication with the Company by using an electronic signature or such other means as the Board of Directors deems adequate to guarantee the authenticity and identity of the shareholder exercising his right, accompanied by an electronic copy of the attendance and proxy-granting card, and describing in detail in the communication the representation granted and the identity of the shareholder granting the proxy.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 23 of 72 5. In order to be valid, a proxy granted by either of the aforementioned means of long-distance communication must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution providing for the call to the General Shareholders’ Meeting in question, the Board of Directors may reduce such advance period and publish any such reduction in the same manner as the notice of the call to meeting. 6. Furthermore, the Board of Directors may elaborate upon the foregoing provisions governing proxy-granting by means of long-distance communication, in accordance with the provisions of paragraph 5 of Article 25 below. 7. A proxy may include items that, even if not contained in the Agenda, may be dealt with by the shareholders at the General Shareholders' Meeting because it is so permitted by law.” d) To amend article 21 of the By-Laws, which shall henceforth read as follows: “Article 21.- Remote attendance by electronic or data transmission means 1. When the meeting is held in person with the possibility of remote attendance, either through electronic or telematic means, or, when permitted by law, exclusively through telematic means, remote attendance at the General Shareholders’ Meeting and electronic voting from a distance during the holding thereof, shall be governed by the Regulations for the General Shareholders' Meeting and other implementing regulations as determined by the Board of Directors at the time of the call. 2. In particular, the Board of Directors, subject to the provisions of law, the By-Laws and the Regulations for the General Shareholders' Meeting, may approve all the required procedural aspects, including, among other issues, how much in advance, at a minimum, the connection must be established for the shareholder to be deemed present, the procedure and applicable rules for the shareholders attending from a distance to be able to exercise their rights, the identification requirements to be satisfied by shareholders attending through electronic or telematics means and the impact thereof on the system for preparing the attendance rolls.” e) To amend article 22 of the By-Laws, which shall henceforth read as follows: “Article 22.- Shareholders' right to receive information 1. From the publication of the notice of the call to a General Shareholders’ Meeting and during the period required by law, any shareholder may submit a written request for such information or clarifications as it deems are required, or ask written questions it deems are pertinent, regarding the matters included in the call Agenda, or regarding information accessible to the public that the Company has provided to the National Securities Market

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 24 of 72 Commission since the holding of the immediately prior General Shareholders’ Meeting and regarding the auditor’s report. 2. During the course of the General Shareholders’ Meeting, the shareholders may request such information or clarifications as they deem appropriate regarding the matters contained in the Agenda, or regarding the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or regarding the auditor’s report. 3. The Board of Directors must provide the information requested pursuant to the two preceding paragraphs, in the manner and by the deadlines provided by law, except in those cases in which it is legally inadmissible and, in particular, when such information is unnecessary for the protection of shareholder rights, there are objective reasons to believe that it might be used for ultra vires purposes, or publication thereof may prejudice the Company or related companies. The information may not be withheld when the request is supported by shareholders representing at least one-fourth of the share capital. Valid requests for information or clarifications submitted or questions asked in writing by the shareholders, as well as the answers provided in writing by the Directors, shall be posted on the Company’s website. If the information requested by the shareholders has been clearly, expressly and directly made available to all shareholders in question & answer format on the Company’s corporate website, the Board of Directors’ may limit its response to a reference to the information provided in such format. 4. In the case of the Ordinary General Shareholders' Meeting and in the other cases established by law, the call notice shall make the appropriate references regarding the right to examine at the registered office and obtain, immediately and without charge, the documents that are to be submitted to the General Shareholders' Meeting for approval and, if appropriate, such report or reports as may be determined by law.” f) To amend article 24 of the By-Laws, which shall henceforth read as follows: “Article 24.- Deliberations and voting 1. The Chairman of the General Shareholders’ Meeting shall: direct the meeting such that deliberations are carried out pursuant to the Agenda and shall resolve any questions that may arise in connection with the contents thereof; organize the interventions, grant the floor at the time he deems fit, where appropriate, to the shareholders who request it, with the power to take the floor away when he deems that a matter has been sufficiently debated, or that the progress of the meeting is being hindered, or that the matter in question is not included in the Agenda; indicate the time for voting on the resolutions and announce the results of the vote.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 25 of 72 2. Proposed resolutions shall be voted in accordance with the voting calculation system established in the Regulations for the General Shareholders' Meeting.” g) To amend article 25 of the By-Laws, which shall henceforth read as follows (without prejudice to the proposal made under item VII.2 to expressly regulate the possibility of granting proxies and casting votes prior to the General Shareholders’ Meeting by telephone): “Article 25.- Casting of votes from a distance prior to the General Shareholders’ Meeting 1. Without prejudice to the provisions of Article 21, and therefore, independently of the possibility of attendance by telematic or electronic means, shareholders with the right to attend may cast their vote on the proposals relating to the items included in the Agenda for any General Shareholders' Meeting by postal delivery or correspondence or by electronic communication. 2. Votes by postal delivery or correspondence shall be cast by sending or delivering to the Company a writing in which the vote is recorded, accompanied by the duly signed attendance card issued by the entity in charge of the book-entry registry. 3. Votes by electronic communication with the Company shall be cast by using an electronic signature or such other means as the Board of Directors deems adequate to guarantee the authenticity and identity of the shareholder exercising his right, and accompanied by an electronic copy of the duly completed attendance and voting card. 4. In order to be deemed valid, votes cast by any of the means of long- distance communication mentioned in the preceding paragraphs must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution providing for the call to the General Shareholders’ Meeting in question, the Board of Directors may reduce such advance period and publish any such reduction in the same manner as the notice of the call to meeting. 5. The Board of Directors may elaborate on and supplement the distance voting and proxy-granting provisions set forth in these By-Laws and in the Regulations for the General Shareholders' Meeting of the Company by establishing such instructions, means, rules and procedures as it deems advisable in order to organize the casting of votes and the grant of proxies by means of long-distance communication. In any event, the Board of Directors shall adopt the measures needed to avoid possible deception and to ensure that the person casting a vote or granting a proxy by postal or electronic communication has the right to do so pursuant to the provisions of Article 19 of the By-Laws. The implementing

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 26 of 72 rules adopted by the Board of Directors under the provisions of this sub- section shall be published on the Company's corporate website. 6. Shareholders who cast their vote from a distance pursuant to this article and to the provisions made by the Board of Directors by way of further development thereof shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question. Therefore, proxies granted prior to the casting of such vote shall be deemed revoked, and those granted thereafter shall be deemed not to have been given. 7. The vote cast by means of long-distance communication shall be rendered void by the attendance at the meeting of the shareholder casting the vote or by the disposition of shares of which the Company has notice.” h) To amend article 27 of the By-Laws, which shall henceforth read as follows: “Article 27.- Minutes of the General Shareholders’ Meeting and documentation of resolutions 1. The deliberations and resolutions adopted by the shareholders at the General Shareholders' Meeting shall be recorded in Minutes containing at least all of the information required by law. Once the Minutes have been approved in the manner provided by law, they shall be written down or transcribed in the Minute Book and shall be signed by the Secretary, with the approval of the Chairman, or by the persons who have acted as such at the General Shareholders’ Meeting. 2. The Minutes approved by any of the means provided for by law shall have binding force starting on the date of approval thereof. 3. The total or partial certificates that may be required as evidence of the resolutions approved at the General Shareholders' Meeting shall be issued and signed by the Secretary of the Board of Directors or, as the case may be, by one of its Deputy Secretaries, with the approval of the Chairman of the Board of Directors or, as the case may be, by one of its Vice Chairmen. 4. The Directors may require that a Notary participates at the General Shareholders’ Meeting and prepare the minutes thereof, and shall have a duty to do so when it is so requested by shareholders representing at least 1% of the share capital, five days in advance of the date set for the General Shareholders’ Meeting. Notarial fees shall be borne by the Company. The notarized Minutes shall be deemed to be the Minutes of the General Shareholders’ Meeting, shall not require the formality of approval, and shall have binding force as from the date of the closing thereof. Where the General Shareholders’ Meeting is to be held exclusively through telematic means, the Notary may attend remotely, using the real-time long- distance communication systems that adequately ensure the exercise of the notarial duties.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 27 of 72 5. Any shareholder may obtain, at any time, certification of the resolutions and the Minutes of the General Shareholders' Meetings.” VII.2 Amendment of the By-Laws to expressly regulate the possibility of granting proxies and casting votes prior to the General Shareholders’ Meeting by telephone: articles 20 (Right of representation) and 25 (Casting of votes from a distance prior to the General Shareholders’ Meeting). Incorporate in articles 20 (Right of representation) and 25 (Casting of votes from a distance prior to the General Shareholders’ Meeting) of the By-Laws the following amendments: a) To amend article 20 of the By-Laws, which shall henceforth read as follows (without prejudice to the proposal made under item VII.1 to enable the General Shareholders' Meeting to be held exclusively by telematic means): “Article 20.- Right of representation 1. Every shareholder having the right to attend may be represented at the General Shareholders' Meeting by any other person, even if not a shareholder. For such purpose, the shareholder being represented shall comply with the requirements and formalities established under law. The proxy shall be granted in writing or electronically. The Chairman of and the Secretary for the General Shareholders' Meeting shall have the widest powers allowed by law to recognize the validity of the document evidencing proxy representation; they shall only deem invalid those documents that lack the minimum indispensable requirements, and so long as the lack thereof cannot be cured. 2. A proxy shall be granted specifically for each General Shareholders’ Meeting, unless the proxy-holder is the granting shareholder’s spouse, ascendant or descendant, or holds a general power of attorney granted in a public instrument with powers to manage all of the assets held by the shareholder granting the proxy in Spain. 3. A proxy is always revocable. Attendance at the General Shareholders’ Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice. Without prejudice to the provisions of Section 187 of the Companies Act, a proxy must be granted pursuant to the provisions of Section 184.2 of such Act. 4. When a proxy is granted by means of long-distance communication, it shall only be deemed valid if it is carried out by postal delivery or correspondence or by electronic communication effected pursuant to the provisions of this section. Proxies granted by telephone in accordance with

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 28 of 72 the procedure, where applicable, set forth in the call notice shall be deemed to have been granted by electronic communication. A proxy shall be granted by postal delivery or correspondence by sending or delivering to the Company the duly completed and signed attendance and proxy-granting card or other written instrument that, in the opinion of the Board of Directors expressed in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder granting the proxy and that of the proxy-holder designated therein. A proxy shall be granted by electronic communication with the Company by using an electronic signature or such other means as the Board of Directors deems adequate to guarantee the authenticity and identity of the shareholder exercising his right, and, where granted by electronic means, accompanied by an electronic copy of the duly completed attendance and proxy-granting card. 5. In order to be valid, a proxy granted by either of the aforementioned means of long-distance communication must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution providing for the call to the General Shareholders’ Meeting in question, the Board of Directors may reduce such advance period and publish any such reduction in the same manner as the notice of the call to meeting. 6. Furthermore, the Board of Directors may elaborate upon the foregoing provisions governing proxy-granting by means of long-distance communication, in accordance with the provisions of paragraph 5 of Article 25 below. 7. A proxy may include items that, even if not contained in the Agenda, may be dealt with by the shareholders at the General Shareholders' Meeting because it is so permitted by law.” b) To amend article 25 of the By-Laws, which shall henceforth read as follows (without prejudice to the proposal made under item VII.1 to enable the General Shareholders' Meeting to be held exclusively by telematic means): “Article 25.- Casting of votes from a distance prior to the General Shareholders’ Meeting 1. Without prejudice to the provisions of Article 21, and therefore, independently of the possibility of remote attendance by telematic or electronic means, shareholders with the right to attend may cast their vote on the proposals relating to the items included in the Agenda for any General Shareholders' Meeting by postal delivery or correspondence or by electronic communication. Votes cast by telephone in accordance with the procedure, where applicable, set forth in the call notice shall be deemed to have been cast by electronic communication.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 29 of 72 2. Votes by postal delivery or correspondence shall be cast by sending or delivering to the Company a writing in which the vote is recorded, accompanied by the duly signed attendance card issued by the entity in charge of the book-entry registry. 3. Votes by electronic communication with the Company shall be cast by using an electronic signature or such other means as the Board of Directors deems adequate to guarantee the authenticity, and, if cast through electronic means, accompanied by an electronic copy of the duly completed attendance and voting card. 4. In order to be deemed valid, votes cast by any of the means of long- distance communication mentioned in the preceding paragraphs must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution providing for the call to the General Shareholders’ Meeting in question, the Board of Directors may reduce such advance period and publish any such reduction in the same manner as the notice of the call to meeting. 5. The Board of Directors may elaborate on and supplement the distance voting and proxy-granting provisions set forth in these By-Laws and in the Regulations for the General Shareholders' Meeting of the Company by establishing such instructions, means, rules and procedures as it deems advisable in order to organize the casting of votes and the grant of proxies by means of long-distance communication. In any event, the Board of Directors shall adopt the measures needed to avoid possible deception and to ensure that the person casting a vote or granting a proxy by postal or electronic communication has the right to do so pursuant to the provisions of Article 19 of the By-Laws. The implementing rules adopted by the Board of Directors under the provisions of this sub- section shall be published on the Company's corporate website. 6. Shareholders who cast their vote from a distance pursuant to this article and to the provisions made by the Board of Directors by way of further development thereof shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question. Therefore, proxies granted prior to the casting of such vote shall be deemed revoked, and those granted thereafter shall be deemed not to have been given. 7. The vote cast by means of long-distance communication shall be rendered void by the attendance in person at the meeting of the shareholder casting the vote or by the disposition of shares of which the Company has notice.” In the event that, in addition, the proposed amendments to the By-Laws submitted to the vote under item VII.1 are approved, the text resulting from the combination of all the approved amendments will be as follows:

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 30 of 72 “Article 17.- Call and form of the General Shareholders' Meeting 1. The General Shareholders’ Meeting shall be called with the minimum advance notice required by law, through a notice published, at least: a) In the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain. b) On the website of the National Securities Market Commission. c) On the Company’s corporate website. The notice published on the Company's corporate website shall be continuously accessible at least until the date of the General Shareholders’ Meeting. The Board of Directors may also publish notices in other media, if it deems it appropriate to ensure the public and effective dissemination of the call to meeting. 2. The call notice shall contain all the statements required by law in each case and, in any event, shall set forth the date and time of the meeting upon first call and all the matters to be dealt with thereat, as well as the form of the meeting and, where appropriate, the place of the meeting. The notice may also set forth the date on which the General Shareholders’ Meeting shall, if applicable, be held upon second call. 3. The General Shareholders’ Meeting may be held (a) in person only, (b) in person with the possibility of remote attendance, by electronic or telematic means, or, (c) when permitted by law and for reasons that make it advisable, and under the conditions provided in the law, exclusively by telematic means. 4. Except in the cases provided by law, General Shareholders’ Meetings may not deliberate on or discuss matters that are not included in the Agenda. 5. At Ordinary General Shareholders’ Meetings, shareholders representing at least 3% of the share capital may request the publication of a supplement to the call including one or more items in the Agenda, so long as such new items are accompanied by a rationale or, if applicable, by a well-founded proposal for a resolution. 6. In addition, shareholders representing at least 3% of the share capital may submit well-founded proposals for resolutions regarding items already included or that must be included in the Agenda for the General Shareholders’ Meeting called. 7. The rights provided for in the two preceding paragraphs must be exercised by means of duly authenticated notice that must be received at the Company's registered office within five days of the publication of the call to meeting. The supplement to the call to meeting and the proposals for resolutions must be published or disseminated in compliance with the legal requirements and advance notice provided by law.”

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 31 of 72 “Article 18.- Place and time of holding the General Shareholders' Meeting 1. The General Shareholders' Meeting shall be held, where appropriate, at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. 2. The General Shareholders’ Meeting held exclusively through telematic means shall be deemed to have been held at the registered office. 3. The shareholders at the General Shareholders’ Meeting may, whenever there is good reason, resolve to extend the General Shareholders’ Meeting for one or more consecutive days, at the proposal of the Chairman of the General Shareholders’ Meeting or of shareholders representing at least a quarter of the share capital attending. Regardless of the number of sessions, it shall be deemed that the General Shareholders’ Meeting is one single meeting, and a single set of Minutes shall be drawn up for all of the sessions. 4. The General Shareholders’ Meeting may also be temporarily adjourned in the cases and manner provided for in the Regulations for the General Shareholders' Meeting.” “Article 20.- Right of representation 1. Every shareholder having the right to attend may be represented at the General Shareholders' Meeting by any other person, even if not a shareholder. For such purpose, the shareholder being represented shall comply with the requirements and formalities established under law. The proxy shall be granted in writing or electronically. The Chairman of and the Secretary for the General Shareholders' Meeting shall have the widest powers allowed by law to recognize the validity of the document evidencing proxy representation; they shall only deem invalid those documents that lack the minimum indispensable requirements, and so long as the lack thereof cannot be cured. 2. A proxy shall be granted specifically for each General Shareholders’ Meeting, unless the proxy-holder is the granting shareholder’s spouse, ascendant or descendant, or holds a general power of attorney granted in a public instrument with powers to manage all of the assets held by the shareholder granting the proxy in Spain. 3. A proxy is always revocable. Casting the vote remotely and attendance at the General Shareholders’ Meeting by the shareholder granting the proxy entails the revocation of any proxy, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 32 of 72 Without prejudice to the provisions of Section 187 of the Companies Act, a proxy must be granted pursuant to the provisions of Section 184.2 of such Act. 4. When a proxy is granted by means of long-distance communication, it shall only be deemed valid if it is carried out by postal delivery or correspondence or by electronic communication effected pursuant to the provisions of this section. Proxies granted by telephone in accordance with the procedure, where applicable, set forth in the call notice shall be deemed to have been granted by electronic communication. A proxy shall be granted by postal delivery or correspondence by sending or delivering to the Company the duly completed and signed attendance and proxy-granting card or other written instrument that, in the opinion of the Board of Directors expressed in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder granting the proxy and that of the proxy-holder designated therein. A proxy shall be granted by electronic communication with the Company by using an electronic signature or such other means as the Board of Directors deems adequate to guarantee the authenticity and identity of the shareholder exercising his right, and, where granted by electronic means, accompanied by an electronic copy of the duly completed attendance and proxy-granting card. 5. In order to be valid, a proxy granted by either of the aforementioned means of long-distance communication must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution providing for the call to the General Shareholders’ Meeting in question, the Board of Directors may reduce such advance period and publish any such reduction in the same manner as the notice of the call to meeting. 6. Furthermore, the Board of Directors may elaborate upon the foregoing provisions governing proxy-granting by means of long-distance communication, in accordance with the provisions of paragraph 5 of Article 25 below. 7. A proxy may include items that, even if not contained in the Agenda, may be dealt with by the shareholders at the General Shareholders' Meeting because it is so permitted by law.”

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 33 of 72 “Article 21.- Remote attendance by electronic or data transmission means 1. When the meeting is held in person with the possibility of remote attendance, either through electronic or telematic means, or, when permitted by law, exclusively through telematic means, remote attendance at the General Shareholders’ Meeting and electronic voting from a distance during the holding thereof, shall be governed by the Regulations for the General Shareholders' Meeting and other implementing regulations as determined by the Board of Directors at the time of the call. 2. In particular, the Board of Directors, subject to the provisions of law, the By-Laws and the Regulations for the General Shareholders' Meeting, may approve all the required procedural aspects, including, among other issues, how much in advance, at a minimum, the connection must be established for the shareholder to be deemed present, the procedure and applicable rules for the shareholders attending from a distance to be able to exercise their rights, the identification requirements to be satisfied by shareholders attending through electronic or telematics means and the impact thereof on the system for preparing the attendance rolls.” “Article 22.- Shareholders' right to receive information 1. From the publication of the notice of the call to a General Shareholders’ Meeting and during the period required by law, any shareholder may submit a written request for such information or clarifications as it deems are required, or ask written questions it deems are pertinent, regarding the matters included in the call Agenda, or regarding information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting and regarding the auditor’s report. 2. During the course of the General Shareholders’ Meeting, the shareholders may request such information or clarifications as they deem appropriate regarding the matters contained in the Agenda, or regarding the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or regarding the auditor’s report. 3. The Board of Directors must provide the information requested pursuant to the two preceding paragraphs, in the manner and by the deadlines provided by law, except in those cases in which it is legally inadmissible and, in particular, when such information is unnecessary for the protection of shareholder rights, there are objective reasons to believe that it might be used for ultra vires purposes, or publication thereof may prejudice the Company or related companies. The information may not be withheld when the request is supported by shareholders representing at least one-fourth of the share capital.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 34 of 72 Valid requests for information or clarifications submitted or questions asked in writing by the shareholders, as well as the answers provided in writing by the Directors, shall be posted on the Company’s website. If the information requested by the shareholders has been clearly, expressly and directly made available to all shareholders in question & answer format on the Company’s corporate website, the Board of Directors’ may limit its response to a reference to the information provided in such format. 4. In the case of the Ordinary General Shareholders' Meeting and in the other cases established by law, the call notice shall make the appropriate references regarding the right to examine at the registered office and obtain, immediately and without charge, the documents that are to be submitted to the General Shareholders' Meeting for approval and, if appropriate, such report or reports as may be determined by law.” “Article 24.- Deliberations and voting 1. The Chairman of the General Shareholders’ Meeting shall: direct the meeting such that deliberations are carried out pursuant to the Agenda and shall resolve any questions that may arise in connection with the contents thereof; organize the interventions, grant the floor at the time he deems fit, where appropriate, to the shareholders who request it, with the power to take the floor away when he deems that a matter has been sufficiently debated, or that the progress of the meeting is being hindered, or that the matter in question is not included in the Agenda; indicate the time for voting on the resolutions and announce the results of the vote. 2. Proposed resolutions shall be voted in accordance with the voting calculation system established in the Regulations for the General Shareholders' Meeting.” “Article 25.- Casting of votes from a distance prior to the General Shareholders’ Meeting 1. Without prejudice to the provisions of Article 21, and therefore, independently of the possibility of attendance by telematic or electronic means, shareholders with the right to attend may cast their vote on the proposals relating to the items included in the Agenda for any General Shareholders' Meeting by postal delivery or correspondence or by electronic communication. Votes cast by telephone in accordance with the procedure, where applicable, set forth in the call notice shall be deemed to have been cast by electronic communication. 2. Votes by postal delivery or correspondence shall be cast by sending or delivering to the Company a writing in which the vote is recorded, accompanied by the duly signed attendance card issued by the entity in charge of the book-entry registry.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 35 of 72 3. Votes by electronic communication with the Company shall be cast by using an electronic signature or such other means as the Board of Directors deems adequate to guarantee the authenticity, and, if cast through electronic means, accompanied by an electronic copy of the duly completed attendance and voting card. 4. In order to be deemed valid, votes cast by any of the means of long- distance communication mentioned in the preceding paragraphs must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution providing for the call to the General Shareholders’ Meeting in question, the Board of Directors may reduce such advance period and publish any such reduction in the same manner as the notice of the call to meeting. 5. The Board of Directors may elaborate on and supplement the distance voting and proxy-granting provisions set forth in these By-Laws and in the Regulations for the General Shareholders' Meeting of the Company by establishing such instructions, means, rules and procedures as it deems advisable in order to organize the casting of votes and the grant of proxies by means of long-distance communication. In any event, the Board of Directors shall adopt the measures needed to avoid possible deception and to ensure that the person casting a vote or granting a proxy by postal or electronic communication has the right to do so pursuant to the provisions of Article 19 of the By-Laws. The implementing rules adopted by the Board of Directors under the provisions of this sub- section shall be published on the Company's corporate website. 6. Shareholders who cast their vote from a distance pursuant to this article and to the provisions made by the Board of Directors by way of further development thereof shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question. Therefore, proxies granted prior to the casting of such vote shall be deemed revoked, and those granted thereafter shall be deemed not to have been given. 7. The vote cast by means of long-distance communication shall be rendered void by the attendance at the meeting of the shareholder casting the vote or by the disposition of shares of which the Company has notice.” “Article 27.- Minutes of the General Shareholders’ Meeting and documentation of resolutions 1. The deliberations and resolutions adopted by the shareholders at the General Shareholders' Meeting shall be recorded in Minutes containing at least all of the information required by law. Once the Minutes have been approved in the manner provided by law, they shall be written down or transcribed in the Minute Book and shall be signed by the Secretary, with the

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 36 of 72 approval of the Chairman, or by the persons who have acted as such at the General Shareholders’ Meeting. 2. The Minutes approved by any of the means provided for by law shall have binding force starting on the date of approval thereof. 3. The total or partial certificates that may be required as evidence of the resolutions approved at the General Shareholders' Meeting shall be issued and signed by the Secretary of the Board of Directors or, as the case may be, by one of its Deputy Secretaries, with the approval of the Chairman of the Board of Directors or, as the case may be, by one of its Vice Chairmen. 4. The Directors may require that a Notary participates at the General Shareholders’ Meeting and prepare the minutes thereof, and shall have a duty to do so when it is so requested by shareholders representing at least 1% of the share capital, five days in advance of the date set for the General Shareholders’ Meeting. Notarial fees shall be borne by the Company. The notarized Minutes shall be deemed to be the Minutes of the General Shareholders’ Meeting, shall not require the formality of approval, and shall have binding force as from the date of the closing thereof. Where the General Shareholders’ Meeting is to be held exclusively through telematic means, the Notary may attend remotely, using the real-time long- distance communication systems that adequately ensure the exercise of the notarial duties. 5. Any shareholder may obtain, at any time, certification of the resolutions and the Minutes of the General Shareholders' Meetings.”

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 37 of 72 Proposal regarding Item VIII on the Agenda: Amendment of the Regulations for the General Shareholders’ Meeting. VIII.1 Amendment of the Regulations for the General Shareholders’ Meeting to enable the General Shareholders' Meeting to be held exclusively by telematic means: articles 8 (Publication and notice of call to meeting), 10 (The shareholders’ right to receive information), 13 (Right of representation), 14 (Organization of the General Shareholders’ Meeting), 21 (Powers of the Chairman in connection with the conduct and orderly progress of the General Shareholders' Meeting), 22 (Casting of votes from a distance prior to the General Shareholders’ Meeting) and 23 (Voting on the proposed resolutions). Incorporate in articles 8 (Publication and notice of call to meeting), 10 (The shareholders’ right to receive information), 13 (Right of representation), 14 (Organization of the General Shareholders’ Meeting), 21 (Powers of the Chairman in connection with the conduct and orderly progress of the General Shareholders' Meeting), 22 (Casting of votes from a distance prior to the General Shareholders’ Meeting) and 23 (Voting on the proposed resolutions) of the Regulations for the General Shareholders’ Meeting the following amendments: a) To amend article 8 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows: “Article 8. Publication and notice of call and form of the meeting. 1. The General Shareholders’ Meeting shall be called with the minimum advance notice required by law, through a notice published at least: a) In the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain. b) On the website of the National Securities Market Commission. c) On the Company’s corporate website. The notice published on the Company’s corporate website shall be continuously accessible at least until the date of the General Shareholders’ Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate, to ensure the public and effective dissemination of the call to meeting. The call to the General Shareholders' Meeting shall also be reported to such Market Supervisory Authorities as may be appropriate. 2. The notice of the call to meeting shall contain all the statements required by the law in each case and, in any event, shall set forth the date and time of the Meeting upon first call and all the matters to be dealt with thereat, as well as the form of the meeting and, where appropriate, the place of the meeting. The notice may also state the date, time and, where applicable, the

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 38 of 72 place of the General Shareholders’ Meeting to be held, if applicable, upon second call. 3. The General Shareholders’ Meeting may be held (a) in person only, (b) in person with the possibility of remote attendance, by electronic or telematic means, or, (c) when permitted by law and for reasons that make it advisable, and under the conditions provided in the law, exclusively by telematic means. 4. At the Ordinary General Shareholders’ Meetings, shareholders representing at least 3% of the share capital may request the publication of a supplement to the call including one or more items in the agenda, so long as such new items are accompanied by a rationale or, if applicable, by a well- founded proposal for a resolution. 5. In addition, shareholders representing at least 3% of the share capital may submit well-founded proposals for resolutions regarding items already included or that must be included in the agenda for the General Shareholders’ Meeting called. 6. The rights provided for in the two preceding paragraphs must be exercised by means of duly authenticated notice that must be received at the Company's registered office within five days of the publication of the call to meeting. The supplement to the call to meeting and the proposals for resolutions must be published or disseminated in compliance with the legal requirements and as much in advance as is provided by law.” b) To amend article 10 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows: “Article 10. The shareholders’ right to receive information. 1. From the publication of the notice of the call to a General Shareholders’ Meeting and during the period required by law, any shareholder may submit a written request for such information or clarifications as it deems are required, or ask written questions it deems are pertinent, regarding the matters included in the agenda for the notice of call, or regarding information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting, or regarding the auditor's report. The Board of Directors shall be required to provide in writing, until the day when the General Shareholders’ Meeting is held, the requested information or clarifications, as well as to respond in writing to the questions asked. The answers to the questions and to the requests for information shall be channeled through the Secretary of the Board of Directors and provided by any member thereof or by any person expressly authorized by the Board of Directors to that end. 2. During the course of the General Shareholders’ Meeting, the shareholders of the Company may request such information or clarifications as they deem

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 39 of 72 appropriate regarding the matters contained in the agenda, or regarding the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or regarding the auditor’s report. In the event that it is not possible to satisfy the shareholder’s right at that time, the Board of Directors shall provide such information in writing within seven days of the close of the General Shareholders’ Meeting. 3. The Board of Directors shall have the duty to provide the information requested in reliance upon the two preceding paragraphs, in the manner and within the time periods established by the law, except in those cases in which (i) such information is unnecessary for the protection of shareholder rights, there are objective reasons to believe that it might be used for ultra vires purposes, or publication thereof may prejudice the Company or related companies; (ii) the request for information or clarifications does not refer to matters included in the agenda or, in the case of sub-section 1 above, to information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting; (iii) it is so established in legal or regulatory provisions. The exception contemplated in section (i) above shall not apply when the information has been requested by shareholders representing at least one-fourth of the share capital. 4. If the information requested by the shareholders has been clearly, expressly and directly made available to all shareholders in question & answer format on the Company’s corporate website, the Board of Directors’ answer may limit its response to a reference to the information provided in such format. 5. Valid requests for information or clarifications submitted or questions asked in writing by the shareholders, as well as the answers provided in writing by the Directors shall be posted on the Company’s website. 6. Answers to shareholders who attend the General Shareholders’ Meeting from a distance by means of data transmission and simultaneously and who exercise their right to receive information through this procedure shall be provided, if applicable, in writing, within seven days following the Meeting.” c) To amend article 13 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows (without prejudice to the proposal made under item VIII.2 to expressly regulate the possibility of granting proxies and casting votes prior to the General Shareholders’ Meeting by telephone): “Article 13. Right of representation. 1. Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder, provided that the requirements and formalities imposed by the law are met. The proxy must be granted specifically for each General

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 40 of 72 Shareholders’ Meeting, either by using the proxy form printed on the attendance card or in any other manner permitted by the law, without prejudice to the provisions of the Companies Act (Ley de Sociedades de Capital) regarding cases of proxies granted to family relatives and general proxies. The documents setting forth the proxies for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. Unless otherwise expressly indicated by the shareholder granting the proxy, it shall be understood that the shareholder gives specific instructions to vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda. If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders’ Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the General Shareholders’ Meeting have not been made by the Board of Directors. If the document setting forth the proxy does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance in the notice of the call to meeting. If the Chairman of the Board of Directors of the Company, or the person acting in his stead, or the person appointed by the Board of Directors, as applicable, is affected by any of the conflicts of interest contemplated in the law and the document setting forth the proxy does not contain any specific instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting. A proxy is always revocable. Casting the vote remotely and attendance at the General Shareholders’ Meeting by the shareholder granting the proxy entails the revocation of any proxy granted, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice. 2. Individual shareholders who do not have full legal capacity and corporate shareholders shall be represented by those persons who act as representatives thereof pursuant to law, with evidence of such representative capacity being duly provided. 3. Both in cases of voluntary representation as well as those of legal representation, no person may have more than one representative at the General Shareholders’ Meeting. By way of exception, institutions that are

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 41 of 72 duly registered as shareholders according to the book-entry share register but that act for the account of several persons may, without limitation, delegate the right to vote to each of the indirect holders or to third parties designated by such indirect holders. In addition, such institutions may in all cases split their vote and exercise the right to vote in a different direction in compliance with differing voting instructions that they have received. 4. The Chairman of the General Shareholders’ Meeting or, by delegation of powers, the Secretary of the General Shareholders’ Meeting shall resolve all doubts regarding the validity and effectiveness of the documents giving rise to the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping their shares with other shareholders, as well as any proxy granted to any other person, endeavoring to deem only those documents that lack the minimum essential requirements to be invalid or ineffective, provided that such defects have not been remedied. 5. When a proxy is granted by means of long-distance communication, it shall only be deemed valid if it is granted by postal delivery or correspondence or by electronic communication made in accordance with the provisions of this section. Proxies by postal delivery or correspondence shall be granted by sending or delivering to the Company the duly signed attendance and proxy-granting card or other written instrument that, in the opinion of the Board of Directors expressed in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder granting the proxy and that of the proxy-holder designated therein. Proxies by electronic communication to the Company shall be granted under an electronic signature or by such other manner as the Board of Directors may deem appropriate to ensure the authenticity and identification of the shareholder that exercises his right, attaching thereto a copy in electronic format of the attendance and proxy-granting card and detailing in the communication the proxy granted and the identity of the shareholder granting the proxy. In order to be valid, a proxy granted by either of the aforementioned means of long-distance communication must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution for the call of the General Shareholders’ Meeting in question, the Board of Directors may reduce this required deadline, disclosing it in the same manner as the call notice. The Board of Directors may also implement the above provisions relating to proxies granted by long-distance means of communication in accordance with the provisions of Article 25.5 of the By-Laws and Article 22.7 of these Regulations. 6. A proxy may include items that, even if not contained in the agenda, may be dealt with by the shareholders at the General Shareholders’ Meeting because it is so permitted by law.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 42 of 72 7. The Board of Directors may implement the above provisions relating to the grant of proxies through long-distance means of communication, in accordance with the provisions of Article 22.7 below.” d) To amend article 14 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows: “Article 14. Organization of the General Shareholders’ Meeting. 1. The General Shareholders' Meeting shall be held, where appropriate, at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. 2. The General Shareholders’ Meeting held exclusively through telematic means shall be deemed to have been held at the registered office. 3. In order to ensure the proper exercise of the right to attend the General Shareholders' Meeting, as well as to guarantee the safety of those attending and the orderly conduct of the Meeting, such access control systems and surveillance and protection measures shall be established as the Board of Directors deems appropriate. 4. Sessions of the General Shareholders' Meeting may be held in one room or in several adjoining rooms, or in rooms which are not adjoining to one another but are located in the same building complex or on the same premises, as long as the Board of Directors deems it justified to proceed in this way. In such case, audiovisual means shall be provided to allow for real- time interactivity and intercommunication among the rooms. 5. In order to foster the widest dissemination of the proceedings of the General Shareholders' Meeting and of the resolutions adopted thereat, access to the place where the General Shareholders’ Meeting is held may be granted to media representatives as well as to financial analysts and other duly accredited experts. To this same end, the Chairman of the General Shareholders’ Meeting may direct that all or part of the proceedings of the General Shareholders' Meeting be broadcast or recorded by audio-visual means. 6. Upon entering the premises where the General Shareholders' Meeting is to be held o when accessing the telematic attendance platform, the attendees shall be provided with the full text of the proposed resolutions to be submitted for approval by the shareholders at the Meeting, except for proposals that cannot be delivered to the attendees because they have been adopted immediately prior to the General Shareholders’ Meeting. The shareholders shall be informed of such proposals during the course of the General Shareholders’ Meeting and, in all cases, before the shareholders' turn to speak.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 43 of 72 7. No photography, video, recording or similar devices may be used in the room or rooms where the General Shareholders' Meeting is held, except to the extent allowed by the Chairman. Control mechanisms may be set up at the place of access to the room or rooms in order to ensure compliance with this provision.” e) To amend article 21 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows: “Article 21. Powers of the Chairman in connection with the conduct and orderly progress of the General Shareholders' Meeting. 1. The Chairman of the General Shareholders' Meeting has the power to preside over and conduct the proceedings at the General Shareholders’ Meeting, and must direct and maintain the debate within the limits of the agenda and bring such debate to an end when he considers each matter to have been sufficiently discussed. 2. In the performance of his duties to preside over and ensure the orderly conduct of the General Shareholders' Meeting, the Chairman of the General Shareholders’ Meeting, assisted by the Secretary for the General Shareholders’ Meeting, shall have the following powers, among others: a) To organize the shareholders' participation in their use of the floor pursuant to the provisions of these Regulations. b) To grant the floor, at the time he deems fit, where appropriate, to the shareholders who request it, with the power to take the floor away when he deems that a matter has been sufficiently debated, or that the progress of the meeting is being hindered, or that the matter in question is not included in the agenda. c) To resolve to extend the time initially available for the shareholders to speak, when he deems it necessary or when the large number of requests for participation or any other circumstance makes it advisable, and to set the maximum length of each presentation or establish time limits for shareholders to speak when he considers a matter to have been sufficiently debated, respecting, in all cases, the principle of equal treatment of the shareholders using the floor. d) To act as a moderator of shareholder participations, with the power to require them to clarify matters that have not been sufficiently explained, or not to depart from the matters on the agenda and to act with suitable decorum in their participation, reprimanding shareholders when their participation is manifestly obstructionist or aimed at hindering the normal progress of the General Shareholders’ Meeting, and also with the power to take any appropriate measures to ensure that the General Shareholders’ Meeting proceeds in an orderly fashion.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 44 of 72 e) To announce the results of the voting, either personally or through the Secretary for the General Shareholders’ Meeting. f) To resolve any issues that may arise during the proceedings of the General Shareholders' Meeting in connection with the interpretation and application of the rules established in these Regulations. g) In general, to exercise all powers, including those of order and discipline, which are required to properly hold the meeting.” f) To amend article 22 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows (without prejudice to the proposal made under item VIII.2 to expressly regulate the possibility of granting proxies and casting votes prior to the General Shareholders’ Meeting by telephone): “Article 22. Casting of votes from a distance prior to the General Shareholders’ Meeting. 1. Without prejudice to the provisions of Article 18 of these Regulations, and therefore, independently of the right to attend by electronic means, shareholders with the right to attend may cast their vote on the proposals relating to the items included in the Agenda for any General Shareholders' Meeting by means of postal delivery or correspondence or electronic communication. 2. Votes by postal delivery or correspondence shall be cast by sending or delivering to the Company a document recording the vote accompanied by the duly signed attendance card issued by the entity in charge of keeping the register of book entries. 3. Votes communicated electronically to the Company shall be cast under an electronic signature or in such other manner as the Board of Directors may deem appropriate to ensure the authenticity and the identification of the shareholder exercising his right, attaching thereto a copy in electronic format of the duly completed attendance card and vote. 4. In order to be valid, votes cast by any of the means of long-distance communication mentioned in the preceding subarticles must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution to call the General Shareholders’ Meeting in question, the Board of Directors may reduce this required deadline, disclosing it in the same manner as the call notice. 5. Shareholders who cast their vote from a distance pursuant to this article and to the provisions made by the Board of Directors by way of further development thereof shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question. Therefore, proxies granted prior to the casting of such vote shall

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 45 of 72 be deemed revoked, and those granted thereafter shall be deemed not to have been given. 6. The vote cast by means of long-distance communication shall be rendered void by the attendance at the meeting of the shareholder casting the vote or by the disposition of shares of which the Company has notice. 7. The Board of Directors is authorized to implement and supplement the regulations on voting and granting of proxies by long-distance means of communication provided for in these Regulations, establishing the instructions, means, rules and procedures it deems appropriate to instrument the casting of votes and the grant of proxies by long-distance means of communication. In any event, the Board of Directors will adopt the necessary measures to avoid possible duplications and to ensure that the person who has cast the vote or granted the proxy by means of postal or electronic correspondence has the proper standing to do so in accordance with the provisions of Article 19.1 of the By-laws. The implementing rules adopted by the board of Directors pursuant to the provisions of this subarticle shall be published on the corporate website.” g) To amend article 23 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows: “Article 23. Voting on the proposed resolutions. 1. Once shareholders’ presentations, if any, have concluded and answers have been provided as set forth in these Regulations, the corresponding proposed resolutions shall be put to the vote. Each of the proposed resolutions shall be voted by following the agenda included in the notice of the call to meeting, and if proposals have been made regarding matters which the shareholders may decide without such matters being included in the agenda, they shall be submitted to a vote after a vote is taken on the proposals included in the agenda, unless the Chairman of the General Shareholders’ Meeting decides otherwise. 2. After the Secretary for the General Shareholders’ Meeting has read the full text or a summary of the proposed resolution corresponding to an item on the agenda, which reading may be dispensed with when the text of such proposal has been distributed to the shareholders at the beginning of the General Shareholders’ Meeting, a vote shall first be taken on the resolutions proposed in each case by the Board of Directors, and then, if appropriate, the proposals made by other parties shall be submitted to a vote, following the order established by the Chairman of the General Shareholders’ Meeting for that purpose. When a single item on the Agenda includes different matters, such matters shall be separately submitted to a vote. In particular, a separate vote shall

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 46 of 72 be taken on the appointment, ratification, re-election or removal of each Director and, in the event of amendments to the By-Laws or these Regulations, on each article or group of articles that are materially independent. In exceptional cases, related proposals, which are formulated as an indivisible unit, shall be voted as a whole, such as those relating to the approval of the revised text of the By-Laws or of the Regulations for the General Shareholders’ Meeting. In all cases, when a proposed resolution is approved, all other proposals on the same matter that are incompatible therewith shall automatically be deemed withdrawn and shall therefore not be submitted to a vote, which shall be stated by the Chairman of the General Shareholders’ Meeting, or by the Secretary for the General Shareholders’ Meeting, acting by delegation of powers. 3. The following voting calculation system shall be used for purposes of voting on the proposed resolutions: a) In the case of voting on proposed resolutions relating to matters on the agenda, votes in favor of the proposal submitted to a vote shall be deemed to be those corresponding to all shares present or represented at the Meeting, according to the attendance roll, less the votes corresponding to shares whose holders or representatives inform the Presiding Committee of the General Shareholders’ Meeting, or to the Notary, if appropriate, by written or electronic communication, or personal statement, that they vote against, in blank or abstain. b) In the case of voting on proposed resolutions relating to matters that are not included in the agenda, votes against the proposal submitted to a vote shall be deemed to be those corresponding to all shares present or represented at the Meeting, according to the attendance roll, less the votes corresponding to shares whose holders or representatives inform the Presiding Committee of the General Shareholders’ Meeting, or to the Notary, if appropriate, by written or electronic communication, or personal statement, that they vote in favor, in blank or abstain. c) For purposes of the provisions of paragraphs a) and b) above, for each of the proposed resolutions submitted to a vote, it shall be deemed that shares present and represented at the meeting are all those recorded on the attendance roll, less the shares whose holders may not, pursuant to the law and depending upon the proposed resolution that is put to the vote, exercise the voting rights attaching to their shares. Regardless of the system used to calculate the votes, verification by the Presiding Committee of the Meeting – or, exceptionally, in the event that such Presiding Committee of the General Shareholders’ Meeting has not been formed, by the Secretary for the General Shareholders’ Meeting – of the existence of a number of favorable votes sufficient to attain the majority required in each case, will allow the Chairman of the General Shareholders’ Meeting to declare the relevant proposed resolution to have been approved.”

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 47 of 72 VIII.2 Amendment of the Regulations for the General Shareholders’ Meeting to expressly regulate the possibility of granting proxies and casting votes prior to the General Shareholders’ Meeting by telephone: articles 13 (Right of representation) and 22 (Casting of votes from a distance prior to the General Shareholders’ Meeting). Incorporate in articles 13 (Right of representation) and 22 (Casting of votes from a distance prior to the General Shareholders’ Meeting) of the Regulations for the General Shareholders’ Meeting the following amendments: a) To amend article 13 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows (without prejudice to the proposal made under item VIII.1 to enable the General Shareholders' Meeting to be held exclusively by telematic means): “Article 13. Right of representation. 1. Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder, provided that the requirements and formalities imposed by the law are met. The proxy must be granted specifically for each General Shareholders’ Meeting, either by using the proxy form printed on the attendance card or in any other manner permitted by the law, without prejudice to the provisions of the Companies Act (Ley de Sociedades de Capital) regarding cases of proxies granted to family relatives and general proxies. The documents setting forth the proxies for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. Unless otherwise expressly indicated by the shareholder granting the proxy, it shall be understood that the shareholder gives specific instructions to vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda. If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders’ Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the General Shareholders’ Meeting have not been made by the Board of Directors. If the document setting forth the proxy does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 48 of 72 in the notice of the call to meeting. If the Chairman of the Board of Directors of the Company, or the person acting in his stead, or the person appointed by the Board of Directors, as applicable, is affected by any of the conflicts of interest contemplated in the law and the document setting forth the proxy does not contain any specific instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting. A proxy is always revocable. Attendance at the General Shareholders’ Meeting by the shareholder granting the proxy, whether in person or through distance voting, entails the revocation of any proxy granted, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice. 2. Individual shareholders who do not have full legal capacity and corporate shareholders shall be represented by those persons who act as representatives thereof pursuant to law, with evidence of such representative capacity being duly provided. 3. Both in cases of voluntary representation as well as those of legal representation, no person may have more than one representative at the General Shareholders’ Meeting. By way of exception, institutions that are duly registered as shareholders according to the book-entry share register but that act for the account of several persons may, without limitation, delegate the right to vote to each of the indirect holders or to third parties designated by such indirect holders. In addition, such institutions may in all cases split their vote and exercise the right to vote in a different direction in compliance with differing voting instructions that they have received. 4. The Chairman of the General Shareholders’ Meeting or, by delegation of powers, the Secretary of the General Shareholders’ Meeting shall resolve all doubts regarding the validity and effectiveness of the documents giving rise to the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping their shares with other shareholders, as well as any proxy granted to any other person, endeavoring to deem only those documents that lack the minimum essential requirements to be invalid or ineffective, provided that such defects have not been remedied. 5. When a proxy is granted by means of long-distance communication, it shall only be deemed valid if it is granted by postal delivery or correspondence or by electronic communication made in accordance with the provisions of this section. Proxies granted by telephone in accordance with the procedure, where applicable, set forth in the call notice shall be deemed to have been granted by electronic communication. Proxies by postal delivery or correspondence shall be granted by sending or delivering to the Company the duly signed attendance and proxy-granting card or other written instrument that, in the opinion of the Board of Directors expressed in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder granting the proxy and that of the proxy-holder designated therein.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 49 of 72 Proxies by electronic communication to the Company shall be granted under an electronic signature or by such other manner as the Board of Directors may deem appropriate to ensure the authenticity and identification of the shareholder that exercises his right, and, where granted by electronic means, attaching thereto a copy in electronic format of the duly completed attendance and proxy-granting card. In order to be valid, a proxy granted by either of the aforementioned means of long-distance communication must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution for the call of the General Shareholders’ Meeting in question, the Board of Directors may reduce this required deadline, disclosing it in the same manner as the call notice. The Board of Directors may also implement the above provisions relating to proxies granted by long-distance means of communication in accordance with the provisions of Article 25.5 of the By-Laws and Article 22.7 of these Regulations. 6. A proxy may include items that, even if not contained in the agenda, may be dealt with by the shareholders at the General Shareholders’ Meeting because it is so permitted by law.” b) To amend article 22 of the Regulations for the General Shareholders’ Meeting, which shall henceforth read as follows (without prejudice to the proposal made under item VIII.1 to enable the General Shareholders' Meeting to be held exclusively by telematic means): “Article 22. Casting of votes from a distance prior to the General Shareholders’ Meeting. 1. Without prejudice to the provisions of Article 18 of these Regulations, and therefore, independently of the right to attend by electronic means, shareholders with the right to attend may cast their vote on the proposals relating to the items included in the Agenda for any General Shareholders' Meeting by means of postal delivery or correspondence or electronic communication. Votes cast by telephone in accordance with the procedure, where applicable, set forth in the call notice shall be deemed to have been cast by electronic communication. 2. Votes by postal delivery or correspondence shall be cast by sending or delivering to the Company a document recording the vote accompanied by the duly signed attendance card issued by the entity in charge of keeping the register of book entries. 3. Votes communicated electronically to the Company shall be cast under an electronic signature or in such other manner as the Board of Directors may deem appropriate to ensure the authenticity and the identification of the shareholder exercising his right, and, if cast through electronic means, attaching thereto a copy in electronic format of the duly completed attendance card and vote.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 50 of 72 4. In order to be valid, votes cast by any of the means of long-distance communication mentioned in the preceding subarticles must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution to call the General Shareholders’ Meeting in question, the Board of Directors may reduce this required deadline, disclosing it in the same manner as the call notice 5. Shareholders who cast their vote from a distance pursuant to this article and to the provisions made by the Board of Directors by way of further development thereof shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question. Therefore, proxies granted prior to the casting of such vote shall be deemed revoked, and those granted thereafter shall be deemed not to have been given. 6. The vote cast by means of long-distance communication shall be rendered void by the attendance in person at the meeting of the shareholder casting the vote or by the disposition of shares of which the Company has notice. 7. The Board of Directors is authorized to implement and supplement the regulations on voting and granting of proxies by long-distance means of communication provided for in these Regulations, establishing the instructions, means, rules and procedures it deems appropriate to instrument the casting of votes and the grant of proxies by long-distance means of communication. In any event, the Board of Directors will adopt the necessary measures to avoid possible duplications and to ensure that the person who has cast the vote or granted the proxy by means of postal or electronic correspondence has the proper standing to do so in accordance with the provisions of Article 19.1 of the By-laws. The implementing rules adopted by the board of Directors pursuant to the provisions of this subarticle shall be published on the corporate website.”

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 51 of 72 In the event that, in addition, the proposed amendments to the Regulations for the General Shareholders’ Meeting submitted to the vote under item VIII.1 are approved, the text resulting from the combination of all the approved amendments will be as follows: “Article 8. Publication and notice of call and form of the meeting. 1. The General Shareholders’ Meeting shall be called with the minimum advance notice required by law, through a notice published at least: a) In the Official Bulletin of the Commercial Registry or in one of the more widely circulated newspapers in Spain. b) On the website of the National Securities Market Commission. c) On the Company’s corporate website. The notice published on the Company’s corporate website shall be continuously accessible at least until the date of the General Shareholders’ Meeting. Furthermore, the Board of Directors may publish notices in other media, if it deems it appropriate, to ensure the public and effective dissemination of the call to meeting. The call to the General Shareholders' Meeting shall also be reported to such Market Supervisory Authorities as may be appropriate. 2. The notice of the call to meeting shall contain all the statements required by the law in each case and, in any event, shall set forth the date and time of the Meeting upon first call and all the matters to be dealt with thereat, as well as the form of the meeting and, where appropriate, the place of the meeting. The notice may also state the date, time and, where applicable, the place of the General Shareholders’ Meeting to be held, if applicable, upon second call. 3. The General Shareholders’ Meeting may be held (a) in person only, (b) in person with the possibility of remote attendance, by electronic or telematic means, or, (c) when permitted by law and for reasons that make it advisable, and under the conditions provided in the law, exclusively by telematic means. 4. At the Ordinary General Shareholders’ Meetings, shareholders representing at least 3% of the share capital may request the publication of a supplement to the call including one or more items in the agenda, so long as such new items are accompanied by a rationale or, if applicable, by a well- founded proposal for a resolution. 5. In addition, shareholders representing at least 3% of the share capital may submit well-founded proposals for resolutions regarding items already included or that must be included in the agenda for the General Shareholders’ Meeting called.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 52 of 72 6. The rights provided for in the two preceding paragraphs must be exercised by means of duly authenticated notice that must be received at the Company's registered office within five days of the publication of the call to meeting. The supplement to the call to meeting and the proposals for resolutions must be published or disseminated in compliance with the legal requirements and as much in advance as is provided by law.” “Article 10. The shareholders’ right to receive information. 1. From the publication of the notice of the call to a General Shareholders’ Meeting and during the period required by law, any shareholder may submit a written request for such information or clarifications as it deems are required, or ask written questions it deems are pertinent, regarding the matters included in the agenda for the notice of call, or regarding information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting, or regarding the auditor's report. The Board of Directors shall be required to provide in writing, until the day when the General Shareholders’ Meeting is held, the requested information or clarifications, as well as to respond in writing to the questions asked. The answers to the questions and to the requests for information shall be channeled through the Secretary of the Board of Directors and provided by any member thereof or by any person expressly authorized by the Board of Directors to that end. 2. During the course of the General Shareholders’ Meeting, the shareholders of the Company may request such information or clarifications as they deem appropriate regarding the matters contained in the agenda, or regarding the information accessible to the public that the Company has provided to the National Securities Market Commission since the holding of the last General Shareholders’ Meeting, or regarding the auditor’s report. In the event that it is not possible to satisfy the shareholder’s right at that time, the Board of Directors shall provide such information in writing within seven days of the close of the General Shareholders’ Meeting. 3. The Board of Directors shall have the duty to provide the information requested in reliance upon the two preceding paragraphs, in the manner and within the time periods established by the law, except in those cases in which (i) such information is unnecessary for the protection of shareholder rights, there are objective reasons to believe that it might be used for ultra vires purposes, or publication thereof may prejudice the Company or related companies; (ii) the request for information or clarifications does not refer to matters included in the agenda or, in the case of sub-section 1 above, to information accessible to the public that has been provided by the Company to the National Securities Market Commission since the holding of the immediately prior General Shareholders’ Meeting; (iii) it is so established in legal or regulatory provisions. The exception contemplated in section (i) above shall not apply when the information has been requested by shareholders representing at least one-fourth of the share capital.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 53 of 72 4. If the information requested by the shareholders has been clearly, expressly and directly made available to all shareholders in question & answer format on the Company’s corporate website, the Board of Directors’ answer may limit its response to a reference to the information provided in such format. 5. Valid requests for information or clarifications submitted or questions asked in writing by the shareholders, as well as the answers provided in writing by the Directors shall be posted on the Company’s website. 6. Answers to shareholders who attend the General Shareholders’ Meeting from a distance by means of data transmission and simultaneously and who exercise their right to receive information through this procedure shall be provided, if applicable, in writing, within seven days following the Meeting.” “Article 13. Right of representation. 1. Every shareholder having the right to attend the General Shareholders’ Meeting may be represented thereat by another person, even if not a shareholder, provided that the requirements and formalities imposed by the law are met. The proxy must be granted specifically for each General Shareholders’ Meeting, either by using the proxy form printed on the attendance card or in any other manner permitted by the law, without prejudice to the provisions of the Companies Act (Ley de Sociedades de Capital) regarding cases of proxies granted to family relatives and general proxies. The documents setting forth the proxies for the General Shareholders’ Meeting shall contain instructions regarding the direction of the vote. Unless otherwise expressly indicated by the shareholder granting the proxy, it shall be understood that the shareholder gives specific instructions to vote in favor of the proposed resolutions put forward by the Board of Directors regarding the matters on the agenda. If there are no voting instructions because the shareholders acting at the General Shareholders’ Meeting are to decide matters that are not included in the agenda and are thus unknown on the date that the proxy is granted but which may be submitted to a vote at the General Shareholders’ Meeting, the proxy-holder shall vote in such direction as he deems most appropriate, taking into account the interest of the Company and that of the shareholder granting the proxy. The same rule shall apply when the relevant proposal or proposals submitted to the shareholders at the General Shareholders’ Meeting have not been made by the Board of Directors. If the document setting forth the proxy does not state the specific person or persons to whom the shareholder grants the proxy, such proxy shall be deemed granted in favor of any of the following: the Chairman of the Board of Directors of the Company, or the person that stands in for him as Chairman of the General Shareholders’ Meeting, or such person as is appointed by the Board of Directors, with notice of such appointment being given in advance

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 54 of 72 in the notice of the call to meeting. If the Chairman of the Board of Directors of the Company, or the person acting in his stead, or the person appointed by the Board of Directors, as applicable, is affected by any of the conflicts of interest contemplated in the law and the document setting forth the proxy does not contain any specific instructions, the proxy shall be deemed granted to the Secretary for the General Shareholders’ Meeting. A proxy is always revocable. Casting the vote remotely and attendance at the General Shareholders’ Meeting by the shareholder granting the proxy entails the revocation of any proxy granted, whatever the date thereof. A proxy shall likewise be rendered void as a result of the disposition of shares of which the Company has notice. 2. Individual shareholders who do not have full legal capacity and corporate shareholders shall be represented by those persons who act as representatives thereof pursuant to law, with evidence of such representative capacity being duly provided. 3. Both in cases of voluntary representation as well as those of legal representation, no person may have more than one representative at the General Shareholders’ Meeting. By way of exception, institutions that are duly registered as shareholders according to the book-entry share register but that act for the account of several persons may, without limitation, delegate the right to vote to each of the indirect holders or to third parties designated by such indirect holders. In addition, such institutions may in all cases split their vote and exercise the right to vote in a different direction in compliance with differing voting instructions that they have received. 4. The Chairman of the General Shareholders’ Meeting or, by delegation of powers, the Secretary of the General Shareholders’ Meeting shall resolve all doubts regarding the validity and effectiveness of the documents giving rise to the right of any shareholder to attend the General Shareholders’ Meeting, whether individually or by grouping their shares with other shareholders, as well as any proxy granted to any other person, endeavoring to deem only those documents that lack the minimum essential requirements to be invalid or ineffective, provided that such defects have not been remedied. 5. When a proxy is granted by means of long-distance communication, it shall only be deemed valid if it is granted by postal delivery or correspondence or by electronic communication made in accordance with the provisions of this section. Proxies granted by telephone in accordance with the procedure, where applicable, set forth in the call notice shall be deemed to have been granted by electronic communication. Proxies by postal delivery or correspondence shall be granted by sending or delivering to the Company the duly signed attendance and proxy-granting card or other written instrument that, in the opinion of the Board of Directors expressed in a resolution adopted for such purpose, allows for due verification of the identity of the shareholder granting the proxy and that of the proxy-holder designated therein.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 55 of 72 Proxies by electronic communication to the Company shall be granted under an electronic signature or by such other manner as the Board of Directors may deem appropriate to ensure the authenticity and identification of the shareholder that exercises his right, and, where granted by electronic means, attaching thereto a copy in electronic format of the duly completed attendance and proxy-granting card. In order to be valid, a proxy granted by either of the aforementioned means of long-distance communication must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution for the call of the General Shareholders’ Meeting in question, the Board of Directors may reduce this required deadline, disclosing it in the same manner as the call notice. The Board of Directors may also implement the above provisions relating to proxies granted by long-distance means of communication in accordance with the provisions of Article 25.5 of the By-Laws and Article 22.7 of these Regulations. 6. A proxy may include items that, even if not contained in the agenda, may be dealt with by the shareholders at the General Shareholders’ Meeting because it is so permitted by law.” “Article 14. Organization of the General Shareholders’ Meeting. 1. The General Shareholders' Meeting shall be held, where appropriate, at the place set forth in the notice of the call to meeting, within the area where the Company has its registered office, on the date and at the time also set forth in such notice. 2. The General Shareholders’ Meeting held exclusively through telematic means shall be deemed to have been held at the registered office. 3. In order to ensure the proper exercise of the right to attend the General Shareholders' Meeting, as well as to guarantee the safety of those attending and the orderly conduct of the Meeting, such access control systems and surveillance and protection measures shall be established as the Board of Directors deems appropriate. 4. Sessions of the General Shareholders' Meeting may be held in one room or in several adjoining rooms, or in rooms which are not adjoining to one another but are located in the same building complex or on the same premises, as long as the Board of Directors deems it justified to proceed in this way. In such case, audiovisual means shall be provided to allow for real- time interactivity and intercommunication among the rooms. 5. In order to foster the widest dissemination of the proceedings of the General Shareholders' Meeting and of the resolutions adopted thereat, access to the place where the General Shareholders’ Meeting is held may be granted to media representatives as well as to financial analysts and other duly accredited experts. To this same end, the Chairman of the General

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 56 of 72 Shareholders’ Meeting may direct that all or part of the proceedings of the General Shareholders' Meeting be broadcast or recorded by audio-visual means. 6. Upon entering the premises where the General Shareholders' Meeting is to be held o when accessing the telematic attendance platform, the attendees shall be provided with the full text of the proposed resolutions to be submitted for approval by the shareholders at the Meeting, except for proposals that cannot be delivered to the attendees because they have been adopted immediately prior to the General Shareholders’ Meeting. The shareholders shall be informed of such proposals during the course of the General Shareholders’ Meeting and, in all cases, before the shareholders' turn to speak. 7. No photography, video, recording or similar devices may be used in the room or rooms where the General Shareholders' Meeting is held, except to the extent allowed by the Chairman. Control mechanisms may be set up at the place of access to the room or rooms in order to ensure compliance with this provision.” “Article 21. Powers of the Chairman in connection with the conduct and orderly progress of the General Shareholders' Meeting. 1. The Chairman of the General Shareholders' Meeting has the power to preside over and conduct the proceedings at the General Shareholders’ Meeting, and must direct and maintain the debate within the limits of the agenda and bring such debate to an end when he considers each matter to have been sufficiently discussed. 2. In the performance of his duties to preside over and ensure the orderly conduct of the General Shareholders' Meeting, the Chairman of the General Shareholders’ Meeting, assisted by the Secretary for the General Shareholders’ Meeting, shall have the following powers, among others: a) To organize the shareholders' participation in their use of the floor pursuant to the provisions of these Regulations. b) To grant the floor, at the time he deems fit, where appropriate, to the shareholders who request it, with the power to take the floor away when he deems that a matter has been sufficiently debated, or that the progress of the meeting is being hindered, or that the matter in question is not included in the agenda. c) To resolve to extend the time initially available for the shareholders to speak, when he deems it necessary or when the large number of requests for participation or any other circumstance makes it advisable, and to set the maximum length of each presentation or establish time limits for shareholders to speak when he considers a matter to have been sufficiently debated, respecting, in all cases, the principle of equal treatment of the shareholders using the floor.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 57 of 72 d) To act as a moderator of shareholder participations, with the power to require them to clarify matters that have not been sufficiently explained, or not to depart from the matters on the agenda and to act with suitable decorum in their participation, reprimanding shareholders when their participation is manifestly obstructionist or aimed at hindering the normal progress of the General Shareholders’ Meeting, and also with the power to take any appropriate measures to ensure that the General Shareholders’ Meeting proceeds in an orderly fashion. e) To announce the results of the voting, either personally or through the Secretary for the General Shareholders’ Meeting. f) To resolve any issues that may arise during the proceedings of the General Shareholders' Meeting in connection with the interpretation and application of the rules established in these Regulations. g) In general, to exercise all powers, including those of order and discipline, which are required to properly hold the meeting.” “Article 22. Casting of votes from a distance prior to the General Shareholders’ Meeting. 1. Without prejudice to the provisions of Article 18 of these Regulations, and therefore, independently of the right to attend by electronic means, shareholders with the right to attend may cast their vote on the proposals relating to the items included in the Agenda for any General Shareholders' Meeting by means of postal delivery or correspondence or electronic communication. Votes cast by telephone in accordance with the procedure, where applicable, set forth in the call notice shall be deemed to have been cast by electronic communication. 2. Votes by postal delivery or correspondence shall be cast by sending or delivering to the Company a document recording the vote accompanied by the duly signed attendance card issued by the entity in charge of keeping the register of book entries. 3. Votes communicated electronically to the Company shall be cast under an electronic signature or in such other manner as the Board of Directors may deem appropriate to ensure the authenticity and the identification of the shareholder exercising his right, and, if cast through electronic means, attaching thereto a copy in electronic format of the duly completed attendance card and vote. 4. In order to be valid, votes cast by any of the means of long-distance communication mentioned in the preceding subarticles must be received by the Company before midnight on the third day prior to the date set for the holding of the General Shareholders’ Meeting upon first call. In the resolution to call the General Shareholders’ Meeting in question, the Board of Directors may reduce this required deadline, disclosing it in the same manner as the call notice.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 58 of 72 5. Shareholders who cast their vote from a distance pursuant to this article and to the provisions made by the Board of Directors by way of further development thereof shall be deemed present for purposes of determining the establishment of a quorum for the General Shareholders' Meeting in question. Therefore, proxies granted prior to the casting of such vote shall be deemed revoked, and those granted thereafter shall be deemed not to have been given. 6. The vote cast by means of long-distance communication shall be rendered void by the attendance at the meeting of the shareholder casting the vote or by the disposition of shares of which the Company has notice. 7. The Board of Directors is authorized to implement and supplement the regulations on voting and granting of proxies by long-distance means of communication provided for in these Regulations, establishing the instructions, means, rules and procedures it deems appropriate to instrument the casting of votes and the grant of proxies by long-distance means of communication. In any event, the Board of Directors will adopt the necessary measures to avoid possible duplications and to ensure that the person who has cast the vote or granted the proxy by means of postal or electronic correspondence has the proper standing to do so in accordance with the provisions of Article 19.1 of the By-laws. The implementing rules adopted by the board of Directors pursuant to the provisions of this subarticle shall be published on the corporate website.” “Article 23. Voting on the proposed resolutions. 1. Once shareholders’ presentations, if any, have concluded and answers have been provided as set forth in these Regulations, the corresponding proposed resolutions shall be put to the vote. Each of the proposed resolutions shall be voted by following the agenda included in the notice of the call to meeting, and if proposals have been made regarding matters which the shareholders may decide without such matters being included in the agenda, they shall be submitted to a vote after a vote is taken on the proposals included in the agenda, unless the Chairman of the General Shareholders’ Meeting decides otherwise. 2. After the Secretary for the General Shareholders’ Meeting has read the full text or a summary of the proposed resolution corresponding to an item on the agenda, which reading may be dispensed with when the text of such proposal has been distributed to the shareholders at the beginning of the General Shareholders’ Meeting, a vote shall first be taken on the resolutions proposed in each case by the Board of Directors, and then, if appropriate, the proposals made by other parties shall be submitted to a vote, following the order established by the Chairman of the General Shareholders’ Meeting for that purpose.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 59 of 72 When a single item on the Agenda includes different matters, such matters shall be separately submitted to a vote. In particular, a separate vote shall be taken on the appointment, ratification, re-election or removal of each Director and, in the event of amendments to the By-Laws or these Regulations, on each article or group of articles that are materially independent. In exceptional cases, related proposals, which are formulated as an indivisible unit, shall be voted as a whole, such as those relating to the approval of the revised text of the By-Laws or of the Regulations for the General Shareholders’ Meeting. In all cases, when a proposed resolution is approved, all other proposals on the same matter that are incompatible therewith shall automatically be deemed withdrawn and shall therefore not be submitted to a vote, which shall be stated by the Chairman of the General Shareholders’ Meeting, or by the Secretary for the General Shareholders’ Meeting, acting by delegation of powers. 3. The following voting calculation system shall be used for purposes of voting on the proposed resolutions: a) In the case of voting on proposed resolutions relating to matters on the agenda, votes in favor of the proposal submitted to a vote shall be deemed to be those corresponding to all shares present or represented at the Meeting, according to the attendance roll, less the votes corresponding to shares whose holders or representatives inform the Presiding Committee of the General Shareholders’ Meeting, or to the Notary, if appropriate, by written or electronic communication, or personal statement, that they vote against, in blank or abstain. b) In the case of voting on proposed resolutions relating to matters that are not included in the agenda, votes against the proposal submitted to a vote shall be deemed to be those corresponding to all shares present or represented at the Meeting, according to the attendance roll, less the votes corresponding to shares whose holders or representatives inform the Presiding Committee of the General Shareholders’ Meeting, or to the Notary, if appropriate, by written or electronic communication, or personal statement, that they vote in favor, in blank or abstain. c) For purposes of the provisions of paragraphs a) and b) above, for each of the proposed resolutions submitted to a vote, it shall be deemed that shares present and represented at the meeting are all those recorded on the attendance roll, less the shares whose holders may not, pursuant to the law and depending upon the proposed resolution that is put to the vote, exercise the voting rights attaching to their shares. Regardless of the system used to calculate the votes, verification by the Presiding Committee of the Meeting – or, exceptionally, in the event that such Presiding Committee of the General Shareholders’ Meeting has not been formed, by the Secretary for the General Shareholders’ Meeting – of the existence of a number of favorable votes sufficient to attain the majority

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 60 of 72 required in each case, will allow the Chairman of the General Shareholders’ Meeting to declare the relevant proposed resolution to have been approved.”

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 61 of 72 Proposal regarding Item IX on the Agenda: Approval of the Director Remuneration Policy of Telefónica, S.A. To approve the Director Remuneration Policy of Telefónica, S.A. which shall enter into force on the date of its approval by this General Shareholders’ Meeting and shall remain in force until December 31, 2023, the full text of which has been made available to the shareholders, together with the other documentation regarding this General Meeting, as from the date of the call thereto. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 62 of 72 Proposal regarding Item X on the Agenda: Approval of a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. allocated to Senior Executive Officers of the Telefónica Group. To approve a Long-Term Incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at Senior Executive Officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. (hereinafter, the “Plan”), in accordance with the following basic terms and conditions: 1.- Description of the Plan: The Plan consists of the delivery to the Participants (as defined below) of a certain number of shares of Telefónica, S.A. as variable remuneration and based on compliance with the objectives established for each of the cycles into which the Plan will be divided. The objectives shall be approved by the Board of Directors at the beginning of each cycle of the Plan, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, within the framework established in the Directors’ Remuneration Policy, which is submitted for the approval of this Shareholders’ Meeting under item IX on the Agenda. 2.- Purpose: to foster commitment of the Executive Directors and of the Senior Executive Officers of the Telefónica Group to the Company and its strategic plan, linking their remuneration to the creation of value for the shareholders of Telefónica, S.A. and to the sustainable achievement of strategic objectives, such that it is in line with best remuneration practices, offering a competitive remuneration package that contributes to retaining the Senior Executive Officers who hold key positions within the Group. For the purposes of the provisions in the Plan, the Telefónica Group shall be deemed to be the group of companies whose controlling company, within the meaning of Article 42 of the Commercial Code, is Telefónica, S.A. 3.- Plan participants: the Senior Executive Officers of the Telefónica Group, including the Executive Directors of Telefónica, S.A. who are invited to participate in the Plan, having fulfilled the requirements established for such purpose at any time (hereinafter, the “Participants”), may participate in the Plan. The group of potential Participants is currently made up of approximately 809 Senior Executive Officers of the Telefónica Group, including the Executive Directors, although new potential Participants who fulfill the requirements established for such purpose at any time due to promotion, joining the Telefónica Group or other reasons may be added to the Plan without any modification to its terms and conditions. 4.- Plan duration: the Plan shall have a total duration of five years and shall be divided into three cycles of three years each (i.e., with delivery of the respective shares in each cycle once three years have passed from the commencement of each cycle). The first cycle shall be deemed to have commenced on January 1, 2021 (with delivery of the respective shares in 2024, once the financial statements for fiscal year 2023 have been prepared and audited), the second cycle shall commence on

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 63 of 72 January 1, 2022 (with delivery of the respective shares in 2025, once the financial statements for fiscal year 2024 have been prepared and audited) and the third shall commence on January 1, 2023 (with delivery of the respective shares in 2026, once the financial statements for fiscal year 2025 have been prepared and audited). 5.- Maximum number of shares of Telefónica, S.A. included in the Plan: the maximum total number of shares of Telefónica, S.A. that are to be delivered to the Participants at the end of each of the cycles in implementation of the Plan shall be the result of dividing the maximum amount allocated to each cycle by the average weighted listing price of the shares of Telefónica, S.A. in the thirty trading days prior to January 1 of the first year of the corresponding cycle (hereinafter, the “Reference Value”). The maximum total amount allocated to the Plan is set at two hundred million euros (€ 200,000,000). The maximum amount allocated to each of the cycles of the Plan shall be determined annually by the Board of Directors upon a prior report from the Nominating, Compensation and Corporate Governance Committee, and may not exceed the aforementioned overall figure of two hundred million euros (€ 200,000,000) for the three cycles of the Plan. The amounts committed but not ultimately used in each cycle (due to non-achievement of objectives, withdrawals, etc.) shall be available for subsequent cycles. In any event, the total shares to be delivered in implementation of the Plan to all of the Participants (including Executive Directors) at the end of each cycle can never exceed 0.45% of the share capital of Telefónica, S.A. at the commencement of the respective cycle. In particular, if 100% of the Plan objectives (economic/financial, creation of value for the shareholders, and linked to sustainability, the environment and good governance) were met, the Executive Directors of Telefónica, S.A. would have the right, at the end of each of the three cycles, to receive a maximum number of shares whose value is equivalent to 250% of their Annual Fixed Remuneration for the first year of the respective cycle. For the first cycle of the Plan, taking into consideration the average weighted listing price of the shares of Telefónica, S.A. in the thirty (30) trading days prior to January 1, 2021 and the Annual Fixed Remuneration of the Executive Directors for 2021, such maximum number of shares if 100% of the Plan objectives are met is equivalent to one million three hundred sixty-seven thousand eighty-one (1,367,081) shares for the Executive Chairman, Mr. José María Álvarez-Pallete López, and to one million one hundred thirty-seven thousand three hundred ninety- eight (1,137,398) shares for the Chief Operating Officer, Mr. Ángel Vilá Boix. In any event, the number of shares to be delivered shall depend on the allocation approved by the Board of Directors and on the level of achievement of the objectives of the Plan.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 64 of 72 For each of the remaining cycles and upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors shall determine the maximum amounts that will be used as a basis to set the maximum number of shares that can be delivered based on the respective Reference Value. In no case may such maximum amount exceed 250% of the Annual Fixed Remuneration of each of the Executive Directors of Telefónica, S.A. who are beneficiaries of the Plan for either of the two remaining cycles of the Plan. The number of shares effectively delivered to each Executive Director at the end of each cycle in implementation of this Plan, as well as the number of shares effectively delivered to the other Senior Executive Officers of the Telefónica Group, shall be disclosed in accordance with the provisions of applicable law. 6.- Requirements and conditions for delivery of shares: the specific number of shares of Telefónica, S.A. that will be delivered to the Participants at the end of each cycle, within the established limit, shall be subject to and determined by the achievement of economic/financial objectives consisting of the creation of shareholder value, as well as objectives linked to sustainability, the environment and corporate governance. The objectives shall be approved by the Board of Directors at the beginning of each cycle of the Plan, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, within the framework established in the Directors’ Remuneration Policy, which is submitted for the approval of this Shareholders’ Meeting under item IX on the Agenda. Each Participant shall be allotted a maximum number of theoretical shares at the commencement of the respective cycle. The specific number of shares to be delivered shall depend on the level of achievement of the objectives set for each cycle. In the first cycle of the Plan, subject to the approval of this resolution by the Shareholders’ Meeting and the adoption of the corresponding resolutions by the Board of Directors and by the Nominating, Compensation and Corporate Governance Committee, the number of shares to be delivered shall depend (i) 50% on achievement of the total shareholder return (hereinafter, as defined below, the “TSR”) objective for shares of Telefónica, S.A., (ii) 40% on the generation of free cash flow of the Telefónica Group (the “FCF”), and (iii) 10% on CO2 Emission Neutralization, in line with the goal set by the company to reach zero net emissions by 2025. TSR is considered the metric to determine the generation of medium-term and long-term value in the Telefónica Group, as it measures the return on the shareholder’s investment, and is defined, for such purposes, as the profitability of the share having regard to the accumulated change in the listing value of the Telefónica, S.A. share and the dividends and other similar items received by the shareholder during the first cycle of the Plan. To determine achievement of the TSR objective and calculate the specific number of shares to be delivered for this item, the TSR of Telefónica, S.A. shares during the first cycle of the Plan shall be measured in comparison to the TSRs reached by certain companies belonging to the telecommunications sector, weighted

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 65 of 72 according to their relevance for Telefónica, S.A., which shall constitute the comparison group for purposes of the Plan (hereinafter, the “Comparison Group”). The companies included in the Comparison Group for the first cycle of the Plan, for purposes of comparing the evolution of the TSR of Telefónica, S.A. shares, are listed below: Vodafone Group America Movil Deutsche Telekom BT Group Orange Telecom Italia Telenor TeliaSonera Swisscom Koninklijke KPN TIM Brasil Proximus Millicom Liberty Global Altice Europe For subsequent cycles of the Plan and upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the Board of Directors of Telefónica, S.A. may update the list of the companies included in the Comparison Group and determine their weighting, maintaining the economic foundations of the Plan. In relation to achievement of the TSR objective, the Plan shall provide that the number of shares to be delivered tied to the achievement of this objective will vary between 15% of the allotted number of theoretical shares, where the performance of the TSR of Telefónica, S.A. shares is at least at the median of the Comparison Group (with the incentive not being paid below this threshold), and 50% where such performance is at the third quartile or higher of the Comparison Group, the percentage to be calculated by interpolation in those cases falling between the median and the third quartile. To determine achievement of the FCF objective and calculate the specific number of shares to be delivered for this item, the level of FCF generated by the Telefónica Group in each year shall be measured and compared to the value set in the budgets approved by the Board of Directors for each fiscal year, considering the level of final achievement of FCF to be the average of the partial annual results obtained and approved by the Nominating, Compensation and Corporate Governance Committee. At the beginning of each cycle, the Board of Directors, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, shall determine an achievement scale that will include a minimum threshold of 90%

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 66 of 72 achievement, below which no incentive will be paid, and the achievement of which will entail the delivery of 20% of the allotted theoretical shares, and a maximum level of 100% achievement, which will entail the delivery of 40% of the allotted theoretical shares. In order to determine achievement of the CO2 Emissions Neutralization objective and calculate the specific number of shares to be delivered for this item, the level of CO2 emissions neutralization achieved at the end of the cycle will be measured, it also being necessary to achieve a particular level of reduction in scope 1 + 2 emissions, in line with the 1.5ºC scenario of the Paris Agreement (SBTi) and with the Company’s objective of net zero emissions by 2025 in its 4 core markets for scopes 1 + 2 Emission neutralization is the purchase of carbon credits to absorb CO2 from the atmosphere. To become a net zero emissions company, emissions of CO2 (scopes 1 + 2) must be reduced in line with the 1.5ºC scenario, and all remaining emissions (i.e., those that could not be avoided) must be neutralized. Carbon credits consist of the purchase of CO2 certificates on the voluntary market. These credits are generated by projects that absorb CO2 from the atmosphere; the projects must have the highest international quality certifications and must also entail social benefits to the greatest extent possible. This information is verified annually by an external auditor. Scope 1 and 2 emissions consist of direct and indirect CO2 emissions from our daily activity due to fuel consumption, refrigerant gas leaks and electricity use. Net emissions are calculated as the difference between scope 1+2 emissions and the purchase of carbon credits. The level of direct and indirect CO2 emissions from our daily activity shall be calculated as follows: CO2 Emission = Activity x Emission Factor Where: - Activity: Amount of energy, fuel, gas, etc. consumed by the Company. - Emission Factor: Amount of CO2 that is emitted into the atmosphere by the consumption of each unit of activity. The emission factor provided by official sources (European Union, Ministries, CNMC, etc.) is used for electricity and the emission factors of the GHG Protocol are used for fuel. At the beginning of the cycle, the Board of Directors, upon a proposal of the Nominating, Compensation and Corporate Governance Committee, shall determine an achievement scale that will include a minimum threshold of 90% achievement, below which no incentive will be paid, and the achievement of which

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 67 of 72 will entail the delivery of 5% of the allotted theoretical shares, and a maximum level of 100% achievement, which will entail the delivery of 10% of the allotted theoretical shares. In addition, a minimum level of reduction of scope 1 + 2 emissions in line with the 1.5ºC scenario of the Paris Agreement (SBTi) must be achieved for this part of the incentive to be paid. The Nominating, Compensation and Corporate Governance Committee will conduct an annual review of the objectives, and the level of achievement will be determined upon completion of each Plan cycle. For this evaluation work, the Nominating, Compensation and Corporate Governance Committee shall have the support of the Audit and Control Committee, which will provide information regarding the results audited by the external auditor and the Company’s internal auditor, which shall be first analyzed by the Audit and Control Committee itself. The Nominating, Compensation and Corporate Governance Committee shall also take into account any associated risk in establishing objectives and evaluating achievement thereof. Positive or negative financial effects arising out of extraordinary events that may cause distortions in the results of the evaluation shall be eliminated when determining the level of achievement of the objectives, and the quality of the results over the long term shall be considered in the proposed Long-Term Variable Remuneration. Regardless of other conditions and requirements that may be established, in order for each of the Participants to have the right to receive the respective shares, they must maintain an employment or commercial relationship with the Telefónica Group at the delivery date for each cycle (without prejudice to any exceptions deemed appropriate) and have been related to it for at least one year. Participants shall not receive the shares to which they may be entitled until the Nominating, Compensation and Corporate Governance Committee and the Audit and Control Committee have taken the actions described above. 7.- Date for delivery of the shares: the shares shall be delivered at the end of each cycle, i.e., in 2024, 2025 and 2026, respectively, with the specific delivery date to be determined by the Board of Directors or the body or person to which it delegates such power. 8.- Source of the shares to be delivered: subject to compliance with the legal requirements established for such purpose, the shares to be delivered to Participants may be (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly- issued shares of Telefónica, S.A. 9.- Malus and clawback clauses: the Board of Directors, following a report of the Nominating, Compensation and Corporate Governance Committee, shall assess the suitability, in relation to any of the cycles, of: (i) the total or partial cancellation of the payment of the shares pending delivery (malus), and/or (ii) the full or partial recovery of the shares delivered within twenty-four months of delivery thereof

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 68 of 72 (clawback), under certain exceptional circumstances affecting the results of the Company, or resulting from improper conduct of the Executive Director. For these purposes, exceptional circumstances to be evaluated by the Board of Directors shall include the following, by way of example: • Reformulation of the Company's financial statements for reasons other than a change in applicable accounting standards. • In the event that an Executive Director has been disciplined for a serious violation of the code of conduct or other internal rules applicable thereto, or for a serious violation of the legal provisions also applicable thereto. • In any event, if it becomes clear that the delivery of the shares corresponding to the Plan has occurred wholly or partly on the basis of information which is clearly shown thereafter to be false or inaccurate or based on circumstances neither anticipated or accepted by the Company, and that have a material adverse effect on the income statement. • If the Company’s external auditor makes qualifications to its report that detract from the results taken into consideration in order to determine the amount of the variable compensation to be paid. 10.- Holding obligation and commitment to permanently hold shares: in any event, 100% of the shares delivered to the Executive Directors under the Plan shall be subject to a two-year holding period. Pursuant to the Directors’ Remuneration Policy of Telefónica, S.A., the Executive Directors must maintain (directly or indirectly) a number of shares (including those delivered as compensation) equivalent to twice their annual gross Fixed Remuneration, for so long as they remain on the Board of Directors and perform executive duties. For so long as such requirement is not met, any shares delivered under the Plan to the Executive Directors shall be subject to a holding period of three years. The foregoing shall not apply to shares that the Executive Directors need to sell in order to cover costs relating to the acquisition thereof or, with the approval of the Nominating, Compensation and Corporate Governance Committee, to handle extraordinary unexpected situations that require such sale. The Board of Directors may extend the above restrictions to other Participants. To empower the Board of Directors, to the broadest extent possible, with the Board of Directors being able to delegate such powers to the Executive Committee, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly empowered by the Board of Directors for such purpose, to implement this resolution and to implement, develop, formalize, execute and settle the Plan at the time and in the manner that it deems appropriate, adopting such resolutions and executing

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 69 of 72 such public or private documents as are necessary or appropriate in order for it to be fully effective, including the power to remedy, correct, amend or supplement this resolution. And, in general, to adopt such resolutions and perform such actions as are necessary or merely appropriate for the successful implementation of this resolution and the implementation, execution and settlement of the Plan, including but not limited to the following powers, always within the framework of the terms and conditions established in this resolution: (a) Implementing and executing the Plan when it deems it appropriate and in the specific form that it considers suitable. (b) Developing and setting the specific conditions of the Plan as to all matters not provided for in this resolution, with the power to approve and publish operating rules for the Plan, including but not limited to the possibility of establishing circumstances for early settlement of the Plan. (c) Insofar as the legal system applicable to any Participants or to particular companies of the Telefónica Group requires or makes it advisable, or where necessary or appropriate for legal, regulatory, operational or other similar reasons, adapting the basic conditions set forth on a general or particular basis, including but not limited to the possibility of adapting the share delivery mechanisms, without altering the maximum number of shares linked to the Plan, and providing for and effecting the partial or total settlement of the Plan in cash. (d) Deciding not to implement or to partly or wholly cancel the Plan or any of its cycles, as well as excluding certain groups of potential Participants or companies of the Telefónica Group when the circumstances make it advisable to do so. (e) Drawing up, entering into and filing such notices and supplementary documentation as are necessary or appropriate with any public or private body for purposes of the implementation, execution or settlement of the Plan, including the respective prior notices and prospectuses, if necessary. (f) Performing any action or activity or making any declaration before any public or private body, entity or registry to obtain any necessary authorization or verification for the implementation, execution or settlement of the Plan and the free-of-charge delivery of the Telefónica, S.A. shares. (g) Negotiating, agreeing and entering into such contracts of any kind with financial entities or other entities designated at its discretion, on the terms and conditions it deems appropriate, as are necessary or suitable for the optimum implementation, execution or settlement of the Plan, including, when necessary or appropriate due to the legal system applicable to any Participants or to particular companies of the Telefónica Group or if necessary or appropriate for legal, regulatory, operational or other similar reasons, the establishment of any legal device (including trusts or other similar devices) or the arrangement of agreements with any kind of entity for the deposit, custody, holding and/or administration of the shares and/or the subsequent delivery thereof to the Participants within the framework of the Plan. (h) Drawing up and publishing such announcements as are necessary or appropriate.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 70 of 72 (i) Drawing up, entering into, executing and, if applicable, certifying any kind of document relating to the Plan. (j) Adapting the content of the Plan to any corporate circumstances and transactions that may occur during its effective period, relating to both Telefónica, S.A. and the companies that form part of the Comparison Group at any time, on the terms and conditions that are deemed necessary or appropriate at any time to uphold the purpose of the Plan. (k) And, in general, carrying out such actions, adopting such decisions and executing such documents as are necessary or merely appropriate for the validity, effectiveness, implementation, development, performance, settlement and successful execution of the Plan and of the previously adopted resolutions. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 71 of 72 Proposal regarding Item XI on the Agenda: Delegation of powers to formalize, interpret, remedy and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting. To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Officer, the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarification, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2021 72 of 72 Proposal regarding Item XII on the Agenda: Consultative vote on the 2020 Annual Report on Directors’ Remuneration. To approve, on a consultative basis, the Annual Report on Directors’ Remuneration for fiscal year 2020. It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting. * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 23, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors